

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



06010450

RECEIVED

2006 JAN 25 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 January 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of the following documents of our Company for your records:

1. an announcement dated 20 January 2006 regarding the Despatch of Circulars as published in the South China Morning Post in Hong Kong on 23 January 2006;

2. a Notice of Special General Meeting dated 23 January 2006 as published in the South China Morning Post in Hong Kong on 23 January 2006; and

3. a Circular to shareholders dated 23 January 2006 regarding the Connected Transactions relating to the Establishment of a Joint Venture Company in Shanghai.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED

JAN 25 2006

THOMSON FINANCIAL



Irene Ko
Company Secretary

Encl



c.c. J P Morgan
- Mr Bric Luk

Exemption File No.82-5006

RECEIVED
2006 JAN 25 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

DESPATCH OF CIRCULARS

Reference is made to the joint announcement of KPL and SA dated 2 December 2005 and published on 5 December 2005 in respect of the proposed discloseable and connected transactions for KPL and proposed connected transactions for SA relating to the establishment of a joint venture company to undertake a property development project in Pudong, Shanghai, PRC.

The KPL Circular and the SA Circular in relation to the Contracts will be despatched to the KPL Shareholders and the SA Shareholders, respectively, on 23 January 2006.

Reference is made to the joint announcement of Kerry Properties Limited ("**KPL**") and Shangri-La Asia Limited ("**SA**") dated 2 December 2005 and published on 5 December 2005 (the "**Joint Announcement**") in respect of the proposed discloseable and connected transactions for KPL and proposed connected transactions for SA relating to the establishment of a joint venture company to undertake a property development project in Pudong, Shanghai, PRC. Unless otherwise defined, terms used herein shall have the same meanings as defined in the Joint Announcement.

The circulars of KPL (the "**KPL Circular**") and SA (the "**SA Circular**") in relation to the Contracts will be despatched to the KPL Shareholders and the SA Shareholders, respectively, on 23 January 2006. Each of the KPL Circular and the SA Circular contains, amongst others, further details of the Contracts, a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders in respect of the Contracts, a letter of advice containing the recommendation of the independent board committee to the independent shareholders in relation to the Contracts, and a notice of the special general meeting.

The special general meeting of KPL (the "**KPL SGM**") will be held on 16 February 2006 and the special general meeting of SA (the "**SA SGM**") will be held on 17 February 2006. Details of the KPL SGM and the SA SGM are set out in the notices of the special general meetings in the KPL Circular and the SA Circular, respectively. The KPL Independent Shareholders and the SA Independent Shareholders are advised to read the KPL Circular and the SA Circular carefully before deciding whether or not to vote in favour of the KPL Resolution and the SA Resolution, respectively.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 20 January 2006

* *for identification purposes only*



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 17 February 2006 at 10:00 a.m. for the following purposes:

To consider, and if thought fit, pass with or without modification the following resolution as an **ORDINARY RESOLUTION**:

"**THAT**

(A) the Contracts (copies of which have been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(B) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Contracts and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Contracts" shall have the same definition as defined in the circular to the shareholders of the Company dated 23 January 2006."

By order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 23 January 2006

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

(1) Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

(3) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(4) The registers of members of the Company will be closed from 15 February 2006 to 17 February 2006, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the meeting, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on 14 February 2006.

(5) Shareholders are advised to read the circular to shareholders of the Company dated 23 January 2006 which contains information concerning the resolution to be proposed at the special general meeting.

(6) The Ordinary Resolution set out above shall be decided by way of a poll.

As at the date of this announcement, the Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*
* *For identification purposes only*

Exemption File No.82-5006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF A JOINT VENTURE COMPANY IN SHANGHAI

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders



SOMERLEY LIMITED

A letter from the Board is set out on pages 6 to 20 of this circular. A letter from the Independent Board Committee is set out on pages 21 to 22 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 23 to 33 of this circular.

An ordinary resolution will be proposed at the Special General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 17 February 2006 at 10:00 a.m. to approve the matters referred to in this circular.

The notice convening the Special General Meeting is set out on pages 43 to 44 of this circular. A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Special General Meeting should you so wish.

* *for identification purposes only*

23 January 2006

CONTENTS

Page

Definitions 1

Letter from the Board 6

1. Introduction 6
2. Details of the Joint Venture Contract 7
3. Details of the Funding Agreement 10
4. Financial Effects of the Contracts 11
5. Acquisition of the Project Site 12
6. Reasons for the Contracts 14
7. Information about the Company, KPL, AG, the JV Parties and the Vendor 16
8. Implications under the Listing Rules 17
9. Recommendations 18
10. Procedures by which a Poll may be Demanded 18
11. General 19

Letter from the Independent Board Committee 21

Letter from Somerley Limited 23

Appendix – General Information 34

Notice of Special General Meeting 43

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"2.5% Threshold"	the threshold set by Rule 14A.32 of the Listing Rules above which connected transactions will be subject to independent shareholders' approval requirement under Chapter 14A of the Listing Rules;
"AG"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange;
"AG Group"	AG and its subsidiaries;
"Associated Corporations"	has the meaning ascribed to it in Part XV of the SFO;
"associates"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors of the Company;
"circular"	this circular, including the Appendix hereto;
"Company" or "SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Stock Exchange;
"connected persons"	has the meaning ascribed to it in the Listing Rules;
"connected transactions"	has the meaning ascribed to it in the Listing Rules;
"Contracts"	collectively, the Joint Venture Contract and the Funding Agreement;
"Directors"	directors of the Company;
"Executive Option Scheme"	the executive share option scheme adopted by the Shareholders on 16 December 1997;
"Funding Agreement"	the funding agreement dated 30 November 2005 entered into by Party B, Party C and Party D in relation to JVCO, the purpose of which is to record the agreement amongst Party B, Party C and Party D that none of them shall be obliged to commit further funding contribution to, or for the benefit of, JVCO if the total investment amount of JVCO exceeds US$590,000,000;

"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board consisting of all the independent non-executive Directors, being Mr Alexander Reid HAMILTON, who presides as the chairman of the committee, Mr TOW Heng Tan and Mr Timothy David DATTELS;
"Independent Financial Adviser" or "Somerley"	Somerley Limited, a licensed corporation for types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Contracts;
"Independent Shareholders"	Shareholders who are not required to abstain from voting in respect of the SA Resolution at the Special General Meeting;
"Joint Venture Contract"	the joint venture contract in respect of the establishment of JVCO dated 9 October 2005 entered into by the JV Parties;
"JV Parties"	collectively, Party A, Party B, Party C and Party D;
"JVCO"	上海浦東嘉里城房地產有限公司 (Shanghai Pudong Kerry City Properties Co., Ltd.), a sino-foreign equity joint venture company to be established in PRC pursuant to the Joint Venture Contract and which will be owned by Party A, Party B, Party C and Party D in the proportions of 20%, 23.20%, 40.80% and 16%, respectively;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which held as at the Latest Practicable Date approximately 43.04% and 61.88% of the issued share capital of the Company and KPL, as disclosed under the SFO, respectively;

"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange;
"KPL Group"	KPL and its subsidiaries;
"KPL Resolution"	the resolution to approve the Contracts and the transactions contemplated thereunder by the independent shareholders of KPL at a special general meeting of KPL;
"Kuok Group"	companies owned or controlled by Mr Kuok Hock Nien and/or interests associated with him;
"Land Contract"	a contract for the transfer of State-owned land use right dated 9 October 2005 entered into between the JV Parties (on behalf of JVCO) and the Vendor in relation to the acquisition of the Project Site by JVCO from the Vendor;
"Latest Practicable Date"	16 January 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules;
"New Option Scheme"	the new share option scheme adopted by the Shareholders on 24 May 2002;
"Party A"	上海陸家嘴金融貿易區開發股份有限公司 (Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.), a limited company by shares established under the laws of PRC, whose shares are listed on the Shanghai Stock Exchange;
"Party B"	Kerry Shanghai (Pudong) Ltd., a company established in Samoa under the International Companies Act 1987, and is indirectly wholly-owned by the Company;

"Party C"	Kerry Shanghai Pudong Investments Ltd., a company established in Samoa under the International Companies Act 1987, and is indirectly wholly-owned by KPL;
"Party D"	Allgreen Properties (Shanghai) Pte. Ltd., a company established under the laws of Singapore, and is wholly-owned by AG;
"PRC"	The People's Republic of China;
"Project Site"	a plot of land adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, PRC with an area of approximately 58,900 sq.m. currently owned by the Vendor;
"RMB"	Renminbi, the lawful currency of PRC;
"S$"	Singapore dollars, the lawful currency of Singapore;
"SA Resolution"	the resolution to approve the Contracts and the transactions contemplated thereunder by the Independent Shareholders at the Special General Meeting;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	holder(s) of the Shares;
"Singapore Stock Exchange"	Singapore Exchange Securities Trading Limited;
"SLIM"	a group of companies comprising (i) Shangri-La International Hotel Management Limited, a company incorporated in Hong Kong; (ii) Shangri-La International Hotel Management Limited, a company incorporated in British Virgin Islands and (iii) Shangri-La International-China Management Limited, a company incorporated in Hong Kong. All three companies are indirect wholly-owned subsidiaries of the Company;

"Special General Meeting"	the special general meeting of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 17 February 2006 at 10:00 a.m. at which the SA Resolution will be proposed, the notice of which is set out on pages 43 to 44 of this circular;
"sq.m."	square metres;
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"Total Transfer Price"	the consideration payable for the Project Site under the Land Contract;
"US$"	United States Dollars, the lawful currency of the United States of America;
"Vendor"	上海市浦東土地發展(控股)公司 (Shanghai Pudong Land Development (Holding) Corporation), a State-owned enterprise and the existing owner of the Project Site; and
"%"	per cent.

Note: Amounts denominated in RMB in this circular have been converted into US$ at a rate of RMB8.11 = US$1 for illustration purposes.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr TOW Heng Tan†
Mr Timothy David DATTELS†
Mr HO Kian Hock *(alternate to Mr HO Kian Guan)*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

† *Independent Non-Executive Directors*
* *for identification purposes only*

23 January 2006

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS
RELATING TO THE ESTABLISHMENT OF A JOINT VENTURE COMPANY IN SHANGHAI

1. INTRODUCTION

On 9 October 2005, the JV Parties entered into the Joint Venture Contract for the establishment of JVCO to undertake a property development project in Pudong, Shanghai, PRC. Upon its establishment, JVCO will be owned by Party A, Party B (a wholly-owned subsidiary of the Company), Party C (a wholly-owned subsidiary of KPL) and Party D (a wholly-owned subsidiary of AG) in the proportions of 20%, 23.20%, 40.80% and 16%, respectively. Under the Joint Venture Contract, the total investment amount and the registered capital of JVCO are US$489,604,000 and US$163,201,000, respectively.

The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. To cater for any possible increase in the total investment amount of JVCO due to unforeseen factors beyond the current expectations of the JV Parties, on 30 November 2005, Party B, Party C and Party D also entered into the Funding Agreement. The obligations of Party B, Party C and Party D under the Joint Venture Contract and the Funding Agreement shall only extend to providing proportionate funding (in accordance with their then respective capital contributions in JVCO) for the purposes set out in the Joint Venture Contract up to a maximum total investment amount for JVCO of US$590,000,000.

Based on the total investment amount under the Joint Venture Contract of US$489,604,000 and on the basis that (a) an additional funding requirement of up to US$100,396,000 required by JVCO is unanimously approved by the board of directors of JVCO; and (b) all JV Parties agree to contribute to such additional funding in proportion to their then respective capital contributions in JVCO, the maximum contributions of Party A, Party B, Party C and Party D to JVCO are expected to be US$118,000,000, US$136,880,000, US$240,720,000 and US$94,400,000, respectively.

Party B, Party C and Party D are wholly-owned subsidiaries of the Company, KPL and AG, respectively. Under the Listing Rules, KPL and AG are regarded as connected persons of the Company. Accordingly, the entering into of the Contracts constitute connected transactions for the Company under the Listing Rules. As the maximum commitment of the Company under the Contracts of US$136,880,000 exceeds the 2.5% Threshold, the Contracts are subject to the approval of the Independent Shareholders.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Contracts. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Contracts.

The purpose of this circular is to provide you with further information in respect of the Contracts and other information prescribed by the Listing Rules. This circular also contains a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Contracts, a letter of advice containing the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Contracts and a notice of the Special General Meeting.

2. DETAILS OF THE JOINT VENTURE CONTRACT

Date:	9 October 2005
Parties:	Party A (20%), Party B (23.20%), Party C (40.80%) and Party D (16%)

Scope of Business:	To acquire the Project Site and to develop the Project Site into a mixed-use development which is currently intended to comprise (subject to market conditions) hotel (with meeting facilities), offices, serviced suites/serviced apartments, commercial and related ancillary facilities.
Registered Capital:	The registered capital of JVCO is US$163,201,000 of which 20%, 23.20%, 40.80% and 16% will be contributed by Party A, Party B, Party C and Party D respectively. 15% of the registered capital of JVCO is required to be contributed by the JV Parties within 3 months from the date of issue of the business licence of JVCO. The timing and amount of the payment of the balance of the registered capital shall be decided by the board of directors of JVCO in accordance with the progress of the construction of the project. Each further contribution to the registered capital of JVCO by the JV Parties will be made simultaneously on a pro-rata basis within the prescribed time limit. No time limit is specified in the Joint Venture Contract as regards the timing of the payment of the balance of the registered capital. The time limit for making contribution will be subject to determination by the relevant competent authorities and depend on the amount of the registered capital of JVCO. The JV Parties' capital contribution shall be made in US$ or RMB equivalent.
Total Investment Amount:	Under the Joint Venture Contract, the total investment amount of JVCO is US$489,604,000. Apart from the contribution to the registered capital, the balance of the investment amount will be funded by loans obtained by JVCO from banks or other financial institutions which may be secured or guaranteed by the JV Parties (if required by the lenders) or such third parties procured by them and/or by way of shareholders' loans from the JV Parties to JVCO. All loans and/or financial assistance provided by the JV Parties or such third parties procured by them (as the case may be) to, or for the benefit of, JVCO will be provided on a several basis, pro-rata to the then respective capital contributions of the JV Parties and on the same terms and conditions. Under the Joint Venture Contract, if funds in excess of the total investment amount of US$489,604,000 are required by JVCO, such additional funding requirement must be unanimously approved by the board of directors of JVCO.

Duration:	50 years from the date of issue of the business licence of JVCO. The duration of JVCO may be extended by the JV Parties with the approval of the relevant PRC authorities.
Board of Directors:	The board of directors of JVCO will consist of five directors, one of whom shall be nominated by each of Party A, Party B and Party D and two shall be nominated by Party C. The chairman (who must be a director) shall be nominated by Party C.
Profit Distribution:	Profits will be distributed to the JV Parties in proportion to their respective capital contributions to the registered capital of JVCO.
Pre-emption Rights:	Each of the JV Parties shall only be entitled to assign, transfer or deliver the whole (but not part) of its equity interest in JVCO subject to the pre-emption rights of the other JV Parties and after all the necessary approvals from the relevant PRC government authorities have been obtained; provided that if a JV Party wishes to transfer all of its equity interest in JVCO to any company controlled by, controlling or under common control with, that JV Party, the other JV Parties shall have no pre-emption rights and shall be deemed to have consented to such transfer.
Conditions:	The establishment of JVCO is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. The JV Parties shall use all reasonable endeavours to procure the approval of the relevant PRC authorities for the establishment of JVCO. However, if approval could not be obtained after the JV Parties have endeavoured to do so, subject to the JV Parties agreeing otherwise, the Joint Venture Contract shall terminate.

The JV Parties' performance of their respective obligations under the Joint Venture Contract shall also be subject to the following conditions precedent:

(i) In relation to Party A, the approval of the State-owned assets administration department. Party A shall obtain such approvals as early as possible after the signing of the Joint Venture Contract and shall provide to the other JV Parties proof of having obtained the relevant approvals.

(ii) In relation to Party B and Party C, the passing of the SA Resolution and the KPL Resolution respectively and compliance by the Company and KPL with the Listing Rules.

(iii) In relation to Party D, compliance by AG with the listing requirements of the Singapore Stock Exchange.

There is no long-stop date before which the conditions precedent to the Joint Venture Contract must be satisfied.

3. DETAILS OF THE FUNDING AGREEMENT

Date: 30 November 2005

Parties: Party B, Party C and Party D

Purpose: The purpose of the Funding Agreement is to record the agreement amongst Party B, Party C and Party D that none of them shall be obliged to commit further funding contribution to, or for the benefit of, JVCO if the total investment amount of JVCO exceeds US$590,000,000.

Terms: If a funding request in excess of the total investment amount under the Joint Venture Contract of US$489,604,000 is made by JVCO in accordance with the terms of the Joint Venture Contract, Party B, Party C and Party D will, as between themselves, contribute to such funding request in proportion to their then respective capital contributions in JVCO.

The form of funding contribution shall be agreed by Party B, Party C and Party D as between themselves including:

(i) requiring JVCO to obtain commercial loans from banks or other financial institutions secured or guaranteed by them (if required by the lenders) or such third parties procured by them;

(ii) providing additional shareholders' loans to JVCO; and/or

(iii) increasing the registered capital of JVCO and making additional contributions to the registered capital of JVCO,

in each case, on a several basis in proportion to their then respective capital contributions in JVCO and upon the same terms and conditions.

Maximum Amount: The amount of further funding contribution by Party B, Party C and Party D under the Funding Agreement shall not exceed US$80,316,800 in aggregate. Based on their then respective capital contributions in JVCO, the amount of further funding contributions of Party B, Party C and Party D to JVCO shall not exceed US$23,291,872, US$40,961,568 and US$16,063,360, respectively.

Therefore, the obligations of Party B, Party C and Party D under the Joint Venture Contract and the Funding Agreement shall only extend to providing proportionate funding (in accordance with their then respective capital contributions in JVCO) for the purposes set out in the Joint Venture Contract up to a maximum total investment amount for JVCO of US$590,000,000.

Conditions: The obligations of the parties to the Funding Agreement are conditional upon each of them complying with the applicable rules of the relevant stock exchange.

The additional funding requirement of JVCO under the Funding Agreement is subject to the unanimous approval by the board of directors of JVCO.

Termination: The Funding Agreement shall terminate if the Joint Venture Contract is terminated.

4. FINANCIAL EFFECTS OF THE CONTRACTS

It is currently expected that the funding required by Party B under the Contracts will be sourced by the Company from its internal cash reserves but the Group may, if deemed appropriate, seek external bank borrowings to finance or refinance all or part of its funding commitments.

Based on the total investment amount under the Joint Venture Contract of US$489,604,000 and on the basis that (a) an additional funding requirement of up to US$100,396,000 required by JVCO is unanimously approved by the board of directors of JVCO; and (b) all JV Parties agree to contribute to such additional funding in proportion to their then respective capital contributions in JVCO, the maximum contributions of Party A, Party B, Party C and Party D to JVCO are expected to be US$118,000,000, US$136,880,000, US$240,720,000 and US$94,400,000, respectively.

The maximum contribution of the Company to JVCO (i.e. US$136,880,000) amounted to approximately 62.3% of the consolidated cash balance (net of bank overdrafts) of the Company as at 30 June 2005 (being in the amount of US$219,852,000). The funding requirement for making the maximum contribution is not expected to have any material impact on the Group. Based on the available cash resources of the Company as at 30 June 2005 and taking into account the cash inflows arising from its business operations and the committed bank borrowing facilities, the Company has sufficient cash resources to satisfy the amount of funding that may be required to be contributed by the Company to JVCO. As at 30 June 2005, the Group had approximately US$644.3 million committed but unutilised bank facilities.

If the Company is required to commit further funding to JVCO in excess of its expected maximum contribution as set out above, such further funding shall be subject to compliance with the Listing Rules by the Company, as the case may be.

Following establishment of JVCO, the Company will treat its investment in JVCO as an investment in associated company, and will account for the results and financial position of JVCO under the equity method of accounting.

The shareholding structure, upon the establishment of JVCO, is as set out below:


SA
KPL
AG
100%
100%
100%
Party A
Party B
Party C
Party D
20%
23.20%
40.80%
16%
JVCO

5. ACQUISITION OF THE PROJECT SITE

The Project Site has an area of approximately 58,900 sq.m. It is adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, PRC to the east and the south and is bounded by Fangdian Road to its west and Huamu Road to its north.

The Project Site is in Pudong's Lujiazui Financial District and is connected with Puxi District of Shanghai. It is also adjacent to the subway stations of Metro Line No. 7 (which is under construction and is scheduled for completion in 2007) and Metro Line No. 5 (which is under planning). The Project Site is also within walking distance from Century Park Station of Metro Line No. 2.

The Project Site is currently owned by Shanghai Pudong Land Development (Holding) Corporation (the Vendor) and there are no existing buildings on the Project Site. Immediately following the execution of the Joint Venture Contract, the JV Parties entered into a Land

Contract on behalf of JVCO with the Vendor to acquire the Project Site. Pursuant to the Land Contract, the term of use of the Project Site is, in the case where the date of delivery of the Project Site by the Vendor is on or before 31 December 2005, fifty years commencing on the date of delivery and, in the case where the date of delivery is after 31 December 2005, the term of use shall be from the date of delivery up to 31 December 2055.

The Total Transfer Price is RMB1,215,780,000 (approximately US$149,911,221), which is calculated based on (a) an above-ground gross floor area of approximately 230,000 sq.m. of the Project Site; and (b) an agreed price of RMB5,286 per sq.m. of the above-ground floor area (approximately US$652 per sq.m.). If the buildable area above ground to be approved by the relevant PRC governmental authorities is different from the aforesaid above-ground gross floor area, adjustments will be made to the Total Transfer Price based on the agreed price per sq.m. It is currently expected that the buildable area above ground of the Project Site to be approved by the relevant PRC governmental authorities will not significantly deviate from 230,000 sq.m.

The Total Transfer Price is payable in accordance with the following schedule:

1. Within 10 days after the entering into of the Land Contract, the JV Parties shall pay (on behalf of JVCO in proportion to their respective capital contributions in JVCO) to the Vendor a signing deposit representing 10% of the Total Transfer Price which amounts to RMB121,578,000 (approximately US$14,991,122). Such amount of signing deposit has been paid by the JV Parties in accordance with the terms of the Land Contract.

2. Before 31 December 2005 and provided that approvals in respect of the planning parameters set out in the Land Contract have been obtained from the relevant PRC authorities, JVCO shall pay to the Vendor 20% of the Total Transfer Price which amounts to RMB243,156,000 (approximately US$29,982,244). If JVCO cannot make payment on time because it has not been established, it shall bear the related interest cost from 31 December 2005 (calculated based on the standard interest rate for loans published by The People's Bank of China over the same period) unless the JV Parties agree to pay the said sum to the Vendor on behalf of JVCO.

3. Subject to the fulfilment of paragraph (2) above and after JVCO has obtained all requisite approvals in respect of the transfer of the Project Site and approximately 30 days after JVCO has obtained a business licence which is endeavoured to be before 30 June 2006 but no later than 30 September 2006, JVCO shall pay to the Vendor 40% of the Total Transfer Price which amounts to RMB486,312,000 (approximately US$59,964,488).

4. Subject to the fulfilment of paragraph (3) above and the Vendor having performed its responsibilities and obligations under the Land Contract, approximately 45 days after JVCO has obtained a business licence or before 30 November 2006 and before obtaining the property title certificate for the Project Site, JVCO shall pay to the Vendor 30% of the Total Transfer Price which amounts to RMB364,734,000 (approximately US$44,973,366).

JVCO has yet to be established. JVCO will apply for its business licence during its establishment. If JVCO is not established before 31 December 2006, the Vendor shall refund (without interest) to the JV Parties the amount of payments made by them in proportion to their respective contributions under the Land Contract. In addition, if the approval of the independent shareholders and the board of directors of the JV Parties (if required) and the relevant government approval are not obtained such that the JVCO is not formed, the JV Parties are not required under the Land Contract to assume any further obligations thereafter. The Company and KPL will make a further joint announcement if JVCO is not established or if any of the conditions precedent to the Joint Venture Contract is not fulfilled before 31 December 2006.

6. REASONS FOR THE CONTRACTS

6.1 Purpose of the Contracts

The purpose of the Joint Venture Contract is to enable the JV Parties to acquire a piece of prime land in Shanghai for development into a mixed-use development which is currently intended to comprise (subject to market conditions) hotel (with meeting facilities), offices, serviced suites/serviced apartments, commercial and related ancillary facilities.

Construction of the Project Site is expected to commence in the second quarter of 2006 and to be completed in late 2009. It is currently intended that part of the completed development will be put on sale and the remaining part will be held for investment purposes. The exact proportion of the development to be sold will be subject to the final development mix and prevailing market conditions.

It is expected that, subject to compliance with the Listing Rules, the development would be project managed by a subsidiary of KPL while the Company (or one of its subsidiaries) would provide technical and marketing consultancy services for the construction of the hotel. Upon completion of the hotel, subject to compliance with the Listing Rules, it is expected that the hotel would be managed by a subsidiary of the Company. The terms of the relevant engagements have not yet been determined. Further announcement would be made by the Company and KPL as and when appropriate.

Under the Joint Venture Contract, the total investment amount of JVCO is US$489,604,000. The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. To cater for any possible increase in the total investment amount of JVCO due to unforeseen factors beyond the current expectations of the JV Parties, on 30 November 2005, Party B, Party C and Party D also entered into the Funding Agreement. The purpose of the Funding Agreement is to record the agreement amongst Party B, Party C and Party D that none of them shall be obliged to commit further funding contribution to, or for the benefit of, JVCO if the total investment amount of JVCO exceeds US$590,000,000.

6.2 Outlook of the composite developments in Shanghai

After considering the size of the proposed development of the Project Site and the cash commitment involved, the Group believes that it would be beneficial to participate in the development of the Project Site in conjunction with KPL and AG. The KPL Group and the AG Group are significant property groups and have experience and expertise in developing and managing large scale mixed-use property projects. The Group together with the KPL Group have previously participated in the development of large scale composite properties which include a mix of office buildings, hotel, serviced apartments and shopping arcade, such as China World Trade Center and the Kerry Centre in Beijing. The Group together with the AG Group have also previously participated in the development of large scale composite properties in Singapore which include the Tanglin Place, the Tanglin Mall and the Traders Hotel, Singapore. The Group maintains a high standard of construction specifications for hotels invested in, operated and managed by the Group. Given the extensive experience of KPL and AG in property development and in light of the Group's past co-operation with KPL on various composite development projects where KPL was also responsible for construction management, the management is confident that the construction specifications of the hotel to be built on the Project Site will be of the standard required by the Group. The Group's participation in JVCO in partnership with the KPL Group and the AG Group would enable the Group, KPL Group and AG Group to capitalise on the expertise of the other partners and foster a close working relationship between themselves. The Directors consider that this mode of partnership is likely to be adopted for future large scale high end mixed-development projects of the Group.

In relation to the Group's luxury hotel interests in Shanghai, for the year ended 31 December 2004, both luxury hotels recorded occupancy rates in excess of 80% and average room rates have risen by more than 12% compared to the previous year. The Directors believe that the economic growth of Shanghai will enable such composite developments to achieve favourable levels of business despite the intensifying market competition. Given the pace of growth of the local economy, the extensive investments in manufacturing and allied businesses being undertaken in and around Shanghai, as well as the forthcoming World Expo in 2010, the Directors are of the view that the medium to long-term outlook for quality composite developments in prime areas in Shanghai remains positive.

Despite the fact that the PRC government has recently implemented a series of macro-economic austerity measures, in view of the timing of the development of the Project Site which is expected to be completed in late 2009, the Directors remain positive of the long-term prospects of the development of the Project Site as stated above.

Having considered the location of the Project Site, the Directors consider that it would be in the interest of the Company to participate in the development of a large scale property complex which includes a mix of office and residential buildings, serviced apartments, hotel and retail podium. The Directors are of the opinion that, by offering a

fuller range of hotel, residential and commercial properties within a composite development, the occupancy rate and other related business of the hotel may be enhanced, as staff of the tenants and their business associates tend to utilise the accommodation services in the hotel.

7. INFORMATION ABOUT THE COMPANY, KPL, AG, THE JV PARTIES AND THE VENDOR

(a) Information about the Company and Party B

Party B is an indirect wholly-owned subsidiary of the Company.

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

As at the Latest Practicable Date, KHL was interested in 1,087,719,468 Shares and 752,972,645 shares of KPL as disclosed under the SFO, representing approximately 43.04% and 61.88% of the issued share capital of the Company and KPL, respectively. KHL is the controlling shareholder of the Company. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of the Company.

(b) Information about KPL and Party C

Party C is an indirect wholly-owned subsidiary of KPL.

The KPL Group is principally engaged in (i) property development and investment in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in PRC.

(c) Information about AG and Party D

Party D is a wholly-owned subsidiary of AG.

The AG Group is principally engaged in property development and investment, project management and trading in building materials.

Shares of AG are listed on the Singapore Stock Exchange. AG's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75%-owned subsidiary of the Company. Therefore, AG is a connected person of the

Company at the subsidiaries' level. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, AG is not a connected person of the Company at the issuer's level.

(d) Information about Party A

The principal activities of Party A are land development and development, construction, operation and management of real estate properties.

Party A is a company whose shares are listed on the Shanghai Stock Exchange. As at 30 November 2005, Shanghai Lujiazui Development (Group) Co., Ltd. (authorised by Shanghai State-owned Asset Management Committee to manage and operate Party A) held approximately 60.5% of the issued share capital of Party A. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Party A and its ultimate beneficial owners are third parties independent of and not connected with or related to the Company or its connected persons, and none of them nor any of their associates has any shareholding interest in the capital of the Company.

(e) Information about the Vendor

The principal activities of the Vendor are requisition and development of land, and development and operation of real estate properties.

The Vendor is a State-owned enterprise. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, the Vendor and its ultimate beneficial owners are third parties independent of and not connected with or related to the Company or its connected persons, and none of them nor any of their associates has any shareholding interest in the capital of the Company.

8. IMPLICATIONS UNDER THE LISTING RULES

Under the Listing Rules, KPL and AG are regarded as connected persons of the Company. Accordingly, the entering into of the Contracts constitute connected transactions for the Company under the Listing Rules. As the maximum commitment of the Company under the Contracts of US$136,880,000 exceeds the 2.5% Threshold, the Contracts are subject to the approval of the Independent Shareholders.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Contracts. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Contracts.

9. RECOMMENDATIONS

Having taken into account the recommendation and advice from Somerley in relation to the Contracts and the transactions contemplated thereunder (as contained in "Letter from Somerley Limited" on pages 23 to 33 of this circular), the Independent Board Committee are of the view that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) consider that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole.

The Independent Board Committee is required under the Listing Rules to advise the Independent Shareholders in relation to the SA Resolution. Somerley has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard. Accordingly, your attention is drawn to the "Letter from the Independent Board Committee" set out on pages 21 to 22 of this circular, which contains its recommendation to the Independent Shareholders, and the "Letter from Somerley Limited" set out on pages 23 to 33 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Contracts and the transactions contemplated thereunder.

Both the Independent Board Committee and Somerley recommend the Independent Shareholders to vote in favour of the SA Resolution to be proposed at the Special General Meeting.

10. PROCEDURES BY WHICH A POLL MAY BE DEMANDED

Pursuant to Bye-Law 70 of the Bye-Laws of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the general meeting of the Company; or

(ii) by at least three Shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the general meeting of the Company; or

(iii) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the general meeting of the Company; or

(iv) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the general meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

11. GENERAL

The notice convening the Special General Meeting is set out on pages 43 to 44 of this circular. At the Special General Meeting, the SA Resolution will be proposed to confirm, ratify and approve the Contracts and the transactions contemplated thereunder.

A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Special General Meeting should you so wish.

Under the Listing Rules, any connected person of the Company with a material interest in the Contracts and the transactions contemplated thereunder, and any other Shareholders and their respective associates with a material interest in the Contracts and the transactions contemplated thereunder, shall abstain from voting on the SA Resolution.

The following persons (the "Abstaining Shareholders") will abstain from voting in respect of the SA Resolution:

(i) KHL and its associates, which were interested in 1,100,643,761 Shares (representing approximately 43.55% of all Shares in issue) as at the Latest Practicable Date;

(ii) Mr KUOK Khoon Loong, Edward (a common director of the Company and KHL) and his associates, who were interested in 300,866 Shares (representing approximately 0.012% of all Shares in issue) as at the Latest Practicable Date;

(iii) Mr Giovanni ANGELINI (a common director of the Company and KHL) and his associates, who were interested in 100,000 Shares (representing approximately 0.004% of all Shares in issue) as at the Latest Practicable Date; and

(iv) Messrs YE Longfei, LEE Yong Sun and LUI Man Shing (common directors of the Company and KHL) and their respective associates, who did not hold any Shares as at the Latest Practicable Date.

As far as the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(i) the Abstaining Shareholders controlled or were entitled to exercise control over the voting rights in respect of their respective Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon the Abstaining Shareholders; and (b) there were no obligations or entitlements of the Abstaining Shareholders, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting right in respect of their respective Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests of the Abstaining Shareholders in the Company and the number of Shares in respect of which they would control or would be entitled to exercise control over the voting right at the Special General Meeting.

The SA Resolution will be decided by way of a poll.

The Company will publish an announcement on the results of the Special General Meeting on the business day following the Special General Meeting with respect to whether or not the SA Resolution has been passed by the Independent Shareholders.

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Independent Board Committee:
Mr Alexander Reid HAMILTON
Mr TOW Heng Tan
Mr Timothy David DATTELS

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* *for identification purposes only*

23 January 2006

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF A JOINT VENTURE COMPANY IN SHANGHAI

We refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in our opinion, the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole and the terms of which are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Somerley has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Contracts.

We wish to draw your attention to the "Letter from Somerley Limited" as set out on pages 23 to 33 of the circular. We have considered the terms of the Contracts, the advice of Somerley and the other factors contained in the "Letter from the Board" as set out on pages 6 to 20 of the circular.

Having taken into account the information contained in the "Letter from the Board" and the recommendation and advice of Somerley, we are of the opinion that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its Shareholders as a whole and so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the SA Resolution, which will be proposed as an ordinary resolution, in respect of the Contracts and the transactions contemplated thereunder, at the Special General Meeting.

Yours faithfully,
The Independent Board Committee
of Shangri-La Asia Limited
Alexander Reid HAMILTON
TOW Heng Tan
Timothy David DATTELS

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders for the purpose of incorporation into this circular.



SOMERLEY LIMITED
Suite 2201, 22nd Floor
One International Finance Centre
8 Finance Street
Central
Hong Kong

23 January 2006

The Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF A JOINT VENTURE COMPANY IN SHANGHAI

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the terms of the Contracts. Pursuant to the Joint Venture Contract, an indirect wholly-owned subsidiary of SA (being Party B), will together with other JV Parties establish JVCO for the purpose of acquiring the Project Site and developing it into a composite property development project in Pudong, Shanghai, PRC, which is currently expected to comprise a hotel (with meeting facilities), offices, serviced suites/serviced apartments, commercial and related ancillary facilities. The total investment amount of JVCO under the Joint Venture Contract is US$489,604,000. To cater for any possible increase in the total investment amount of JVCO due to unforeseen factors beyond the current expectations of the JV Parties, Party B, Party C and Party D also entered into the Funding Agreement pursuant to which they shall extend to provide proportionate funding (in accordance with their then respective capital contributions in JVCO) to, or for the benefit of, JVCO up to a maximum total investment amount of JVCO of US$590,000,000. SA's maximum capital contribution to JVCO under the Contracts is US$136,880,000. Details of the Contracts are set out in the "Letter from the Board" contained in the circular to the Shareholders dated 23 January 2006 (the "Circular"), of which this letter forms part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as defined in the Circular.

KHL was interested in 1,087,719,468 Shares, representing approximately 43.04% of the existing entire issued share capital of SA, and is the controlling shareholder of SA. Therefore, KHL constitutes a connected person of SA under the Listing Rules. KPL, as a subsidiary of KHL, is considered to be an associate of KHL under the Listing Rules. One of AG's subsidiaries is a substantial shareholder of a subsidiary of SA. Accordingly, KPL and AG are considered to be connected persons of the Company under the Listing Rules and the entering

into of the Joint Venture Contract and the Funding Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under the Listing Rules which require the approval of the Independent Shareholders. KHL and its associates shall abstain from voting at the Special General Meeting, at which meeting the SA Resolution will be taken by way of poll. All the five common directors of SA and KHL and their respective associates shall also abstain from voting in respect of the SA Resolution. Amongst the five common directors, Messrs. KUOK Khoon Loong, Edward and Giovanni ANGELINI and their respective associates were altogether holding 400,866 Shares, representing approximately 0.016% of the existing entire issued share capital of SA, while the remaining three common directors and their respective associates did not hold any Shares as at the Latest Practicable Date. The Independent Board Committee, comprising the independent non-executive Directors, namely, Messrs Alexander Reid HAMILTON, TOW Heng Tan and Timothy David DATTELS, has been constituted to make a recommendation to the Independent Shareholders as regards the terms of the Contracts.

Somerley is not associated with SA or its substantial Shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Contracts. Apart from normal professional fees payable to us in connection with this appointment and other similar engagements, no arrangement exists whereby we will receive any fees or benefits from SA or its substantial Shareholders or any party acting, or presumed to be acting in concert with any of them.

In formulating our opinion, we have reviewed, amongst other materials, the Joint Venture Contract, the Funding Agreement and the Land Contract. We have inspected the Project Site by paying a visit there ourselves. We have also relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company, which we have assumed to be true, accurate and complete in all material aspects as at the date of the Circular and will continue to be true up to the time of the Special General Meeting.

We have sought and received confirmation from the Directors that all material relevant information has been supplied to us and no material facts have been omitted from the information supplied and opinions expressed. We consider that we have been provided with and have reviewed sufficient information to reach an informed view. We have no reason to doubt the truth and accuracy of the information provided to us or to believe that any material information has been omitted or withheld. We have not, however, conducted an independent investigation into the affairs of the Group or any of the JV Parties.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

(i) Background to and reasons for the Contracts

Information on the Group

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. Certain

members of the Group are also the registered proprietors of various trademarks and service marks in various countries, including the brand names of "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

As disclosed in the Company's interim report for the six months period ended 30 June 2005, the Group owned and managed an aggregate of thirty-six hotels, managed ten hotels owned by third parties and owned one hotel which is not managed by the Group. The Group has launched plans for the development of fifteen hotels and redevelopment of one hotel owned and managed by the Group, one hotel under operating lease and managed by the Group and fifteen hotels owned by third parties under management contracts.

Shareholders of JVCO

Under the Joint Venture Contract, JVCO will be established and owned by Party A, Party B, Party C and Party D in the proportions of 20%, 23.20%, 40.80% and 16%, respectively. The following is a summary of the shareholding structure and shareholders' background of JVCO:

JV Parties	Ultimate/Controlling shareholder	Percentage holding
Party A Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd., a company listed on the Shanghai Stock Exchange and an independent third party	Shanghai Lujiazui Development (Group) Co., Ltd. ("Shanghai Lujiazui")	20.0%
Party B Kerry Shanghai (Pudong) Ltd., an indirect wholly-owned subsidiary of SA	SA	23.2%
Party C Kerry Shanghai Pudong Investments Ltd., an indirect wholly-owned subsidiary of KPL	KPL	40.8%
Party D Allgreen Properties (Shanghai) Pte. Ltd., a wholly-owned subsidiary of AG	AG	16.0%
		100.0%

The KPL Group is principally engaged in (i) property development and investment in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in PRC. The KPL Group has in the past managed a number of large scale composite property development projects in PRC, namely, the China World Trade Center, Beijing Kerry Centre, Shanghai Kerry Centre and Kerry Everbright City in Shanghai. As at the Latest Practicable Date, KPL has a market capitalisation of approximately HK$29,195 million as quoted by Bloomberg.

The AG Group is principally engaged in property development and investment, project management and trading in building materials. AG and SA have jointly developed properties in Singapore which include the Tanglin Mall (a commercial building), the Tanglin Place (a commercial and office centre) and the Traders Hotel, Singapore. As at the Latest Practicable Date, AG has a market capitalisation of approximately S$1,369 million as quoted by Bloomberg.

The principal activities of Party A are land development and development, construction, operation and management of real estate properties.

The participation of the Group in JVCO in partnership with the KPL Group and the AG Group enabled the project to be developed utilising the expertise of different partners and foster a close working relationship between the parties in PRC. The Directors consider that this mode of partnership is likely to be adopted for future large scale high end mixed-use development projects of the Group in PRC.

Information on the Project

Pursuant to the Joint Venture Contract, JVCO will be established to acquire the Project Site and develop the Project Site into a mixed-use development which is currently intended to comprise (subject to market conditions) a hotel (with meeting facilities), offices, serviced suites/serviced apartments, commercial and related ancillary facilities (the "Project"). The JV Parties currently intend that part of the completed development will be put up for sale and the remaining held for investment purposes. The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. The exact proportion of the development to be sold will depend on the final development mix and prevailing market conditions.

The Project Site has a site area of approximately 58,900 sq.m. and is located adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, PRC to the east and the south and is bounded by Fangdian Road to its west and Huamu Road to its north. The Project Site is connected with Pudong's Lujiazui Financial District and Puxi District of Shanghai. It is also adjacent to the subway stations of Metro Line No. 7 (which is under construction and is scheduled for completion in 2007) and Metro Line No. 5 (which is in the planning stage). The Project Site is also within walking distance from the existing Century Park Station of Metro Line No. 2.

Construction on the Project Site is expected to commence in the second quarter of 2006 and to be completed in late 2009. It is expected that the development of the Project would be managed by a subsidiary of KPL. Pursuant to the Joint Venture Contract, each of the JV Parties shall, subject to the approval of the board of directors of JVCO, appoint SA's nominated company to operate and manage the hotel upon its completion of construction and to provide technical and marketing consultancy services for the construction of the hotel.

As set out in the Joint Venture Contract, the total costs for the Project (including costs for acquisition of the Project Site and related costs) are estimated to be around US$490 million. According to the Funding Agreement, no party shall be required to commit further funding if the total investment amount of JVCO exceeds US$590 million. As discussed with the Directors, in the event that the funding requirements exceed US$590 million, the JV Parties will then consider alternative funding methods, including the introduction of third party investors, depending on the prevailing circumstances at that time.

Reasons for the Joint Venture Contract

As stated in the Company's 2005 interim report for the six months period ended 30 June 2005, the Asia-Pacific region, and in particular PRC, will continue to be the Group's main sources of business and the focus of its capital investment. The Group will continue to expand the number of properties that it owns and operates in PRC supplemented by management contracts for third-party-owned hotels. Of the fifteen hotels currently under development by the Group which are expected to open between 2006 and 2008, twelve hotels are located in PRC.

In relation to the Group's luxury hotel interests in Shanghai, for the year ended 31 December 2004, both luxury hotels recorded occupancy rates in excess of 80% and average room rates have risen by more than 12% compared to the previous year. The Directors believe that the economic growth of Shanghai will enable such composite developments to achieve favourable levels of business despite the intensifying market competition. Having considered the pace of economic development, the extensive investments in manufacturing and international business activities being undertaken in and around Shanghai, as well as the forthcoming World Expo in 2010, the Directors are of the view that the medium to long-term outlook for quality composite developments in prime areas in Shanghai remains positive.

The PRC government has implemented a series of macro-economic austerity measures intended to slow the growth of certain industries, including the property sector. Despite this, as the timing of the Project is expected to be completed in late 2009, the Directors remain positive of the long-term prospects of the Project as stated above.

After considering the size of the Project and the cash commitment involved, the management of the Group believes that it would be beneficial to participate in the Project in conjunction with KPL and AG. The KPL Group and the AG Group are significant property groups and have experience and expertise in developing and managing large scale mixed-use property projects. The Group together with the KPL Group has previously participated in the development of large scale composite properties which include a mix of office buildings, hotel, serviced apartments and shopping arcade, such as China World Trade Center and the Kerry Centre in Beijing. The Group maintains a high standard of construction specifications for hotels that are invested in, operated and managed by the Group. Given the extensive experience of KPL and AG in property development and in light of the Group's past co-operation with KPL on various composite development projects where KPL was also responsible for construction management, the management is confident that the construction specifications of the hotel to be built on the Project Site will be of the standard required by the Group.

Taking account of the impact of Severe Acute Respiratory Syndrome on hotel revenues in 2003, given the right location and conditions, the Group has increasingly participated in composite developments so as to reduce the Group's reliance on hotel income by diversifying into development and investment in a variety of property assets. Having considered the location of the Project Site, the Directors consider that it would be in the interest of the Company to participate in the development of a large scale property complex which includes a mix of office and residential buildings, serviced apartments, hotel and retail podium. The Directors are of the opinion that, by offering a fuller range of hotel, residential and commercial properties within a composite development, the occupancy rate and other related business of the hotel may be enhanced, as staff of the tenants and their business associates tend to utilise the accommodation services in the hotel. A composite development should also benefit the food and beverage business of the hotel. We concur with these views.

Having considered the existing businesses and expansion strategy of the Group and the business objectives of JVCO, we are of the view that the Contracts are in line with the business strategy of the Group. As there has been an established and successful business relationship between the Group, KPL and AG in property construction and management, we consider that the participation of KPL and AG would be favourable to the operation of JVCO and it is reasonable for the Group to participate in the Project as a JV Party.

(ii) Principal terms of the Joint Venture Contract

Total investment amount and registered capital

JVCO will be incorporated in PRC as a sino-foreign equity joint venture. Pursuant to the Joint Venture Contract, the total investment amount and the registered capital of JVCO are US$489,604,000 and US$163,201,000 respectively. The JV Parties will contribute their respective share of the registered capital of JVCO in proportion to their

respective interests in JVCO. Pursuant to the Joint Venture Contract, 15% of the registered capital will be injected by the JV Parties in cash as to a total of approximately US$24.5 million within three months following the date of issuance of the business licence of JVCO. The timing and amount of injection of the balance of the registered capital will be determined by the board of directors of JVCO according to the actual development progress of the Project Site. No time limit is specified in the Joint Venture Contract as regards the timing of the payment of the balance of the registered capital.

Pursuant to the Joint Venture Contract, the difference between the total investment amount and the registered capital, being approximately US$326.4 million, will be funded by loans obtained by JVCO from banks or other financial institutions which may be secured or guaranteed by the JV Parties (if required by the lenders) or third parties procured by them and/or by way of shareholders' loans from the JV Parties to JVCO. All loans and/or financial assistance provided by the JV Parties or such third parties procured by them (as the case may be) to, or for the benefit of, JVCO will be provided on a several basis, pro-rata to their then respective capital contributions to JVCO on the same terms and conditions. We consider that the injection of capital by the JV Parties to JVCO in proportion to their then respective capital contributions to JVCO is a fair and reasonable procedure.

Profit/liabilities sharing

Under the terms of the Joint Venture Contract, the profit and loss or liabilities from the operations of JVCO will be shared by the JV Parties in the same proportion as their then respective capital contributions to JVCO.

Management of JVCO

The board of directors of JVCO will comprise five members, of which two will be appointed by Party C and one by each of Party A, Party B and Party D. The board composition of JVCO is approximately pro-rata to the then respective capital contributions of the JV Parties.

Pre-emption rights

Pursuant to the terms of the Joint Venture Contract, each of the JV Parties may assign, transfer or deliver the whole (but not part) of its equity interest in JVCO subject to the pre-emption rights of the other JV Parties and after obtaining all the necessary approvals from the relevant PRC government authorities. If a JV Party wishes to transfer all of its equity interest in JVCO to any company controlled by, controlling or under common control with, that JV Party, the other JV Parties shall have no pre-emption right and shall be deemed to have consented to such transfer. In our opinion, such provisions are normal and, given that the pre-emption right is applicable to all the JV Parties, we consider that such provisions are not prejudicial to the Group.

(iii) Principal terms of the Funding Agreement

If a funding request in excess of the total investment amount of JVCO under the Joint Venture Contract of US$489,604,000 is made by JVCO in accordance with the terms of the Joint Venture Contract, Party B, Party C and Party D will, as between themselves, contribute to such funding request in proportion to their then respective capital contributions in JVCO.

The form of funding contribution shall be agreed by Party B, Party C and Party D as between themselves including:

(i) requiring JVCO to obtain commercial loans from banks or other financial institutions secured or guaranteed by them (if required by the lenders) or such third parties procured by them;

(ii) providing additional shareholders' loans to JVCO; and/or

(iii) increasing the registered capital of JVCO and making additional contributions to the registered capital of JVCO,

in each case, on a several basis in proportion to their then respective capital contributions in JVCO and upon the same terms and conditions.

The following is a summary of the funding contribution pursuant to the Contracts:

JV Parties	Ultimate/ Controlling shareholder	Percentage holding	Contribution commitment to the registered capital	Additional commitment to the total investment amount	Total capital commitment under the Joint Venture Contract	Maximum further contribution under the Funding Agreement	Total maximum contribution to JVCO
			US$	*US$*	*US$*	*US$*	*US$*
			(a)	(b)	(c)=(a)+(b)	(d)	(e)=(c)+(d)
Party A	Shanghai Lujiazui	20.0%	32,640,200	65,280,600	97,920,800	20,079,200 *(Note)*	118,000,000
Party B	SA	23.2%	37,862,632	75,725,496	113,588,128	23,291,872	136,880,000
Party C	KPL	40.8%	66,586,008	133,172,424	199,758,432	40,961,568	240,720,000
Party D	AG	16.0%	26,112,160	52,224,480	78,336,640	16,063,360	94,400,000
Total		100.0%	163,201,000	326,403,000	489,604,000	100,396,000	590,000,000

Note: Party A is not a party to the Funding Agreement, but it is assumed that Party A will provide funds pro-rata to its capital contribution to JVCO.

The Project to be carried out under JVCO is currently in its early stage of development. The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. The Total Transfer Price for the Project Site is subject to adjustment based on the buildable area to be approved by the PRC government authorities. The exact proportion of the development to be sold will depend on the final development mix and prevailing market conditions. The total costs for the Project (including costs for acquisition of the Project Site and related costs) are estimated to be around US$490 million. The Funding Agreement provides a buffer of approximately 20% for the possible increase in the development cost of the Project Site. We consider that the provisions under the Funding Agreement enable the parties to manage the project in a flexible manner and avoids further costs to the Company in terms of disclosure and approval documentation in the event that additional expenditure is required compared to the current plans. The Funding Agreement serves to govern the terms of the extra funding contribution between Party B, Party C and Party D. Whilst Party A is not a party to the Funding Agreement and will not be bound thereunder, if extra funding beyond the total investment amount as set out in the Joint Venture Contract is requested by JVCO and unanimously approved by its board of directors, such funding obligation should be assumed by each of the JV Parties pro-rata to their respective capital contributions in JVCO.

The amount of aggregate further funding contribution by Party A, Party B, Party C and Party D under the Funding Agreement shall not exceed US$100,396,000 in aggregate. Based on their then respective capital contributions in JVCO, the amount of further funding contributions of Party A, Party B, Party C and Party D to JVCO shall not exceed US$20,079,200, US$23,291,872, US$40,961,568 and US$16,063,360, respectively. In the event that Party B is required to commit further funding to JVCO in excess of US$23,291,872, such further funding shall be subject to compliance with the Listing Rules' requirements if appropriate.

(iv) Funding for the Contracts

We consider SA's maximum capital contribution of approximately US$136.9 million, which is pro-rata to its 23.2% interest in JVCO, is a fair and reasonable basis. In the event that the balance of the total investment amount apart from the registered capital is called by JVCO in the form of shareholders' loan, the Board intends that such a capital contribution to JVCO will be funded primarily from internal resources of the Group, but external bank borrowings may be sought if the Board considers appropriate. Having considered the development progress of the Project Site, the JV Parties expect that such capital contribution will be made throughout 2005 to 2008 by stages and the immediate contribution required from the Group as registered capital of JVCO is expected to be approximately US$37.9 million. Based on the unaudited interim report of the Company as at 30 June 2005, the Group had net current assets of approximately US$225.6 million and cash reserves of approximately US$220.1 million. Based on the Group's presently available financial resources, the Group will have sufficient funding for its capital contribution to JVCO.

The JV Parties expect that JVCO will obtain a majority of its funding needs through loans from banks and other financial institutions with security or guarantees provided by the JV Parties (or such third parties procured by them) on a several basis to the extent of its funding obligations. Cashflow can also be generated for JVCO upon presale of units in the office portion of the Project. Accordingly, JVCO will, to the extent that financing is available, be self financing and the Group will not need to make further contributions on top of its share of the registered capital of JVCO except by providing security or guarantees to secure the financing facilities.

(v) Financial effects of the Contracts on the Group

Financial position

Following the establishment of JVCO, the Group is expected to treat its interest in JVCO as an investment in associated company and account for the results and financial position of JVCO under the equity method of accounting. As JVCO is a new start up and each JV Party shall contribute the registered capital of JVCO in proportion to their respective capital contributions, the investment by the Group in JVCO is not expected to have any significant immediate effect on the net assets of the Group.

Based on the Company's unaudited interim report for the six months period ended 30 June 2005, the Group had total assets of approximately US$3.98 billion comprising cash reserves of approximately US$220.1 million, external borrowings of approximately US$1.13 billion, net assets of approximately US$2.2 billion and undrawn banking facilities of approximately US$644.3 million. For the year ended 31 December 2004, the Group generated net operating cash flow of approximately US$189.0 million. On this basis, the Group's maximum funding requirement of approximately US$136.9 million to JVCO under the Contracts, even if funded primarily from internal resources of the Group, is not expected to have a significant adverse effect on the Group's financial position. In the event that the funding is required to be drawn as a bank loan for the Group, in view of the Group's overall financial position, we do not consider that the additional bank borrowings of US$136.9 million will have a material adverse impact on the Group.

Since the JV Parties expected that JVCO will obtain a majority of its funding needs through loans from banks and other financial institutions, such borrowings will be recorded in the financial statements of JVCO. As the Group will be accounting for JVCO on the equity method of accounting, such borrowings will not be consolidated in the financial statements of the Group but any security or corporate guarantees provided by the Group will be disclosed in its future financial statements as contingent liabilities.

Earnings

It is expected that construction of the Project Site will complete in late 2009. Accordingly, it is not expected significant contributions will be recorded from JVCO for the Group in the near term, but instead pre-operating expenses will have to be shared by the Group. As JVCO will be owned effectively as to 23.2% by the Group, the results of JVCO will be equity accounted in the financial statements of the Group from its establishment.

DISCUSSION

The Group is a major owner and operator of luxury hotels principally in Asia. Most of the hotels are "stand alone", particularly in resort destinations, while others are part of composite developments including, as in this case, office, service apartments and retail elements in addition to a hotel. This is increasingly true in major cities.

Shanghai is the centre of one of the fastest growing regions in PRC and is a leading destination for both business and tourism. The Group already has exposure to the Shanghai market through its hotel in Pudong, two mixed-use property developments in Puxi and a high end mixed-use property project which is yet to be developed in Jingan District. We consider the Project Site, which is centrally located, should complement the Group's existing interests and provide additional exposure to the important Shanghai market. The Group is positive on the prospects for the Shanghai region and we concur with this view. Pursuant to the Joint Venture Contract, each of the JV Parties shall, subject to the approval of the board of directors of JVCO, appoint SA's nominated company to operate and manage the hotel upon its completion of construction.

The other JV Parties are mostly entities with which the Group has worked previously and successfully on major joint developments.

We have reviewed the terms of the Contracts and consider them to be of a standard type. The Group has a 23.2% interest in JVCO. The arrangements for financing are in proportion to capital contributions of JVCO and JVCO is free to raise its own finance (based for example on the security of the Project Site) as well as calling on the JV Parties. There are normal provisions for pre-emption and for the parties to participate in major decisions.

The Group's total commitment to JVCO is approximately US$136.9 million which compares with the Group's net assets of US$2.2 billion at 30 June 2005 at which date there was cash on hand of approximately US$220 million. The entire commitment could, in our opinion, be funded by the Group itself without strain, although we also believe a proportion of the funding is likely to be project-financed. As this is a large scale project due for completion in late 2009, no immediate contribution to earnings can be expected.

OPINION AND ADVICE

Having considered the above principal factors and reasons, we consider that the terms of the Contracts are fair and reasonable and the entering into of the Contracts and the transactions contemplated thereunder, in accordance with the terms set out in the Contracts, are in the interests of the Company and its shareholders as a whole and so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Contracts and the transactions contemplated thereunder.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M.N. SABINE
Chairman

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading in any material respect;

(b) there are no other matters the omission of which would make any statement in this circular misleading in any material respect; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of each of the Directors in the Shares, underlying shares and debentures of the Company or any of its Associated Corporations which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO), or as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code, were as follows:

Long positions in shares of the Company and Associated Corporations

			Number of shares held					Percentage of total issued share capital of the relevant company as at the Latest Practicable Date
Name of company	Name of Director	Class of shares	Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
The Company	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	–	297,410 *(Note 2)*	–	300,866	0.012%
	Mr Giovanni ANGELINI	Ordinary	100,000	–	–	–	100,000	0.004%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	108,673 *(Note 5)*	–	452,063	0.018%
	Mr HO Kian Guan	Ordinary	317,475	–	104,205,928 *(Note 4)*	–	104,523,403	4.136%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	104,205,928 *(Note 4)*	–	104,205,928	4.123%

Name of company	Name of Director	Class of shares	Number of shares held					Percentage of total issued share capital of the relevant company as at the Latest Practicable Date
			Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 *(Note 5)*	–	10,000	0.002%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.008%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares represented the interest of a controlled corporation.

3. These shares were held by the spouse of the relevant Director.

4. 67,600,329 shares were held through companies which were controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,165,848 shares were held through a company which was controlled as to 21.88% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   3,895,710 shares were held through companies which were controlled as to 13.30% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   28,544,041 shares were held through companies which were controlled as to 6.55% and 6.74% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

5. These shares were held through a company which was owned as to 50% by Madam KUOK Oon Kwong.

Long positions in underlying shares of the Company and Associated Corporations

As at the Latest Practicable Date, details of share options granted to the Directors under the Executive Option Scheme and the New Option Scheme were as follows:

Executive Option Scheme

Name of Director	Date of grant	Number of option shares held	Exercise price per option share *HK$*	Exercisable period
Mr YE Longfei	15 January 2001	339,606	8.18	15 January 2002 – 14 January 2011
	15 January 2001	339,606	8.18	15 January 2003 – 14 January 2011
Mr Giovanni ANGELINI	15 January 2000	266,505	8.82	15 January 2001 – 14 January 2010
	15 January 2000	266,505	8.82	15 January 2002 – 14 January 2010

New Option Scheme

Name of Director	Date of grant	Number of option shares held	Exercise price per option share *HK$*	Exercisable period
Mr KUOK Khoon Loong, Edward	28 April 2005	250,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	250,000	11.60	28 April 2007 – 27 April 2015
Mr YE Longfei	29 May 2002	150,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	250,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	250,000	11.60	28 April 2007 – 27 April 2015
Mr Giovanni ANGELINI	28 April 2005	500,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	500,000	11.60	28 April 2007 – 27 April 2015
Mr LUI Man Shing	29 May 2002	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	150,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
Mr NG Si Fong, Alan	29 May 2002	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	60,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015

Name of Director	Date of grant	Number of option shares held	Exercise price per option share *HK$*	Exercisable period
Madam KUOK Oon Kwong	28 April 2005	150,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 - 27 April 2015
Mr HO Kian Guan	28 April 2005	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 - 27 April 2015
Mr LEE Yong Sun	29 May 2002	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	75,000	6.81	29 May 2004 - 28 May 2012
	28 April 2005	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 - 27 April 2015
Mr Roberto V. ONGPIN	28 April 2005	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 - 27 April 2015
Mr Alexander Reid HAMILTON	28 April 2005	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 - 27 April 2015
Mr TOW Heng Tan	28 April 2005	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 - 27 April 2015
Mr Timothy David DATTELS	28 April 2005	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 - 27 April 2015

Note: At the special general meeting of the Company held on 24 May 2002, the Shareholders approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its Associated Corporations which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO), or as recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

3. SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

So far as is known to any Director, as at the Latest Practicable Date, persons (other than the Directors) who had interests or short positions in the Shares or underlying shares of the Company which were to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register required to be kept by the Company under Section 336 of the SFO, were as follows:

Long positions in Shares of the Company

Name	Capacity in which Shares were held	Number of Shares held	Percentage of total issued share capital of the Company as at the Latest Practicable Date
Substantial Shareholders			
Kerry Group Limited ("KGL") *(Note 5)*	Interest of controlled corporations	1,087,719,468	43.04%
Kerry Holdings Limited ("KHL") *(Notes 1, 2 and 5)*	Interest of controlled corporations	1,087,719,468	43.04%
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner	479,424,818	18.97%
	Interest of a controlled corporation	96,330,633	3.81%
Persons other than substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	239,302,975	9.47%
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	6.58%
Cress Limited ("Cress") *(Notes 4 and 5)*	Beneficial owner	166,284,498	6.58%
The Capital Group Companies, Inc.	Investment manager	203,919,181	8.07%

Notes:

1. Out of KHL's interest in 1,087,719,468 Shares, 1,062,254,890 Shares were held through its wholly-owned subsidiaries, 13,659,523 Shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 11,805,055 Shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the Shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the Shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek, and its interest in the Shares of the Company is included in the interest held by Temasek.

5. As at the Latest Practicable Date, Messrs KUOK Khoon Loong, Edward, YE Longfei, Giovanni ANGELINI, LEE Yong Sun and LUI Man Shing were also directors of KHL; Mr LEE Yong Sun was also a director of KGL; and Mr TOW Heng Tan was also a director of Cress. Each of KHL, KGL and Cress had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified of any interests and short positions, and was not aware of any other person who had an interest or short position, in the Shares or underlying shares of the Company which were to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register required to be kept by the Company under Section 336 of the SFO.

4. DIRECTORS' INTEREST IN CONTRACTS

(a) As at the Latest Practicable Date, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) None of the Directors nor Somerley has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2004, the date to which the latest published audited financial statements of the Group were made up, save that Mr KUOK Khoon Loong, Edward, through an associate, leased a residential premises in Hong Kong to the Group for a term of 2 years commencing from 1 August 2005 at a monthly rental of HK$140,000 (inclusive of rates and management fees) with no option to renew.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

6. COMPETING INTERESTS

Pursuant to Rule 14.64(8) and Rule 8.10 of the Listing Rules, as at the Latest Practicable Date, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a non-executive director of AG.

The AG Group has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the AG Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- the Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive director of AG.

(ii) Messrs HO Kian Guan and HO Kian Hock are substantial shareholders and directors of the company which holds River View Hotel, Singapore. Messrs HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr HO Kian Guan is a director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- The hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or

- The Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

7. EXPERT QUALIFICATION AND CONSENT

The following are the qualification of the expert who has been named in this circular or has given an opinion or advice which is contained in this circular:

Name	Qualification
Somerley Limited	a licensed corporation to carry out types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO

Somerley has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. By its letter dated 23 January 2006, Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or report and references to its name and letter or report in the form and context in which it appears.

8. NO MATERIAL ADVERSE CHANGE

Since the date to which the latest published audited accounts of the Company have been made up, there has been no material adverse change in the financial or trading position of the Group.

9. MISCELLANEOUS

(a) The Qualified Accountant of the Company is Mr LEUNG Wai Ki, a Certified Public Accountant in Hong Kong and a Fellow of The Association of Chartered Certified Accountants.

(b) The Secretary of the Company is Ms KO Sau Lai, an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(c) The Company's Hong Kong branch share registrar is Abacus Share Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including 6 February 2006:

(a) the Joint Venture Contract;

(b) the Funding Agreement;

(c) the Land Contract;

(d) the letter from the Independent Board Committee dated 23 January 2006 as set out on pages 21 to 22 of this circular;

(e) the letter of advice from Somerley dated 23 January 2006 for the purpose of incorporation in the circular, the text of which is set out on pages 23 to 33 of this circular; and

(f) the written consent of the expert referred to in this Appendix.

NOTICE OF SPECIAL GENERAL MEETING



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 17 February 2006 at 10:00 a.m. for the following purposes:

To consider, and if thought fit, pass with or without modification the following resolution as an **ORDINARY RESOLUTION:**

"**THAT**

(A) the Contracts (copies of which have been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(B) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Contracts and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Contracts" shall have the same definition as defined in the circular to the shareholders of the Company dated 23 January 2006."

By order of the Board
Shangri-La Asia Limited
KO Sau Lai
Company Secretary

Hong Kong, 23 January 2006

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

* *for identification purposes only*

Notes:

(1) Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

(3) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

(4) The registers of members of the Company will be closed from 15 February 2006 to 17 February 2006, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the meeting, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on 14 February 2006.

(5) Shareholders are advised to read the circular to shareholders of the Company dated 23 January 2006 which contains information concerning the resolution to be proposed at the special general meeting.

(6) The Ordinary Resolution set out above shall be decided by way of a poll.

附註：

(1) 凡有權出席上述大會(或其任何續會)及投票之股東，均可委任不超過兩位代表代其出席及投票。受委代表毋須為本公司之股東。由一家結算所(或其代理人)委任之代表數目則不受上述限制。

(2) 如屬任何股份之聯名登記持有人，則任何一位該等人士可親自或委派代表在上述大會(或其任何續會)上投票，猶如彼等為唯一有權投票之人士，惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有在本公司股東名冊上排名首位者方有權就該等股份投票。排名首位而已身故之股東之遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

(3) 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件之副本，須於上述大會(或其任何續會)指定舉行時間不少於四十八小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會及在會上投票。倘若股東在交回代表委任表格後出席大會，則其代表委任表格將視作撤銷。

(4) 本公司將由二零零六年二月十五日至二零零六年二月十七日(包括首尾兩日)暫停辦理股份過戶登記。為符合資格出席會議及於會議上投票，所有股份過戶文件連同有關股票必須不遲於二零零六年二月十四日下午四時正前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址如上)。

(5) 務請股東細閱日期為二零零六年一月二十三日本公司致股東之通函，當中載有關於將在股東特別大會上提呈之決議案資料。

(6) 上述普通決議案將以股數方式投票表決。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零六年二月十七日(星期五)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東特別大會，藉以考慮下列議程：

考慮並酌情通過(不論有否修訂)下列決議案為**普通決議案**：

「**動議**

(A) 確認、追認及批准該等合同(註有「A」字樣之副本已呈交大會並由大會主席簽署以資識別)及該等合同當中所述交易；及

(B) 授權本公司董事會採取一切其認為必要或適當之行動，以執行及實行該等合同及該等合同當中所述交易。

就本決議案而言，「該等合同」一詞之釋義與日期為二零零六年一月二十三日致本公司股東之通函所界定者相同。」

承董事會命
香格里拉(亞洲)有限公司
公司秘書
高秀麗

香港，二零零六年一月二十三日

總辦事處及香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

9. 其他事項

(a) 本公司之合資格會計師為梁偉基先生，彼為香港會計師及特許公認會計師公會資深會員。

(b) 本公司之秘書為高秀麗女士。彼為特許秘書及行政人員公會之會員及香港特許秘書公會之會士。

(c) 本公司之香港股份過戶登記分處為雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(d) 本通函以英文及中文編撰。如有任何歧義，概以英文本為準。

10. 備查文件

下列文件由本通函日期起至二零零六年二月六日(包括該日)之一般辦公時間內於本公司辦事處(地址為香港中區添美道一號中信大廈二十一樓)可供查閱：

(a) 合資合同；

(b) 注資協議；

(c) 土地合同；

(d) 本通函第21至22頁所載日期為二零零六年一月二十三日之獨立董事委員會函件；

(e) 本通函第23至33頁所載新百利為載入本通函而於二零零六年一月二十三日發出之意見書；及

(f) 本附錄所述專業人士之同意書。

雖然有關業務可能與本集團在新加坡及武漢之酒店業務互相競爭，但董事相信有關競爭對本集團之酒店業務前景並無帶來任何重大威脅，原因在於：

- 本集團及董事所經營帶有競爭權益之該等酒店其對象乃市場上不同分部或組別之顧客，而不同的顧客分部乃結合多項因素，如酒店之地理位置，酒店服務範圍及所提供休閒設施，酒店於當地市場之定位，酒店之房租水平、大小及規模以及常客獎勵計劃；及／或

- 本集團之酒店業務乃藉著SLIM基於其在全球酒店業之著名品牌、品牌知名度及高質素服務之知名地位之優勢獲有效推廣。

上述競爭業務由具有獨立管理層及行政之公司經營及管理。此外，董事會乃獨立於上述進行競爭業務之公司之董事會。因此，本集團有能力按公平基準經營其業務且獨立於上述競爭業務。

7. 專業人士之資格及同意書

以下為在本通函內已提述或載有其意見或建議之專業人士之資格：

名稱	資格
新百利有限公司	一家根據證券及期貨條例可從事第1類（證券買賣）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團

新百利確認，概無擁有本集團任何成員公司之股權，亦無擁有可自行或委任他人認購本集團任何成員公司證券之權利（不論可否依法執行）。根據其日期為二零零六年一月二十三日之函件，新百利已就本通函之印行發出同意書，同意按現有格式及內容載入其函件或報告並引述其名稱及函件或報告，而迄今彼並無撤回同意書。

8. 無重大逆轉

自本公司最近期公佈經審核賬目之結算日期以來，本集團之財政或經營狀況並無重大逆轉。

5. 服務合同

截至最後實際可行日期，並無董事與本集團任何成員公司訂立於一年內未屆滿或本集團成員公司不得於一年內不作賠償(法定賠償除外)而終止之服務合同。

6. 競爭權益

根據上市規則第14.64(8)條及8.10條，於最後實際可行日期，以下董事被視為於與本集團業務構成競爭或可能構成競爭(不論直接或間接)之業務中擁有權益，惟董事已獲委任／曾經獲委任為董事以代表本公司及／或本集團利益之業務則除外：

(i) 郭雯光女士為AG之非執行董事。

AG集團公司在新加坡擁有多元化物業組合，包括服務式公寓。本公司全資附屬公司新加坡Shangri-La Hotel Limited(「SHL」)在新加坡亦擁有一項服務式公寓及公寓發展項目。雖然SHL與AG集團或會在服務式公寓業務方面互相競爭，但董事相信該競爭對SHL之業務前景並無帶來任何重大威脅，原因在於：

- SHL主要從事酒店業務；
- 服務式公寓業務為SHL酒店業務之配套部分；
- 本集團之酒店業務乃藉著SLIM基於其在全球酒店業之著名品牌、品牌知名度及高質素服務之知名地立之優勢獲有效推廣；
- SHL之服務式公寓業務乃憑藉SLIM之著名及高質素服務之優勢獲有效推廣；及
- 郭雯光女士僅為AG之非執行董事。

(ii) 何建源先生及何建福先生為擁有新加坡River View Hotel之公司之主要股東兼董事。何建源先生及何建福先生為擁有Holiday Inn Riverside Wuhan之公司(「Holiday Inn Holding Company」)之主要股東。何建源先生為Holiday Inn Holding Company之董事。

附註：

1. 在嘉里控股所擁有之1,087,719,468股股份中，其中1,062,254,890股股份透過其全資附屬公司持有，13,659,523股股份透過嘉里控股控制超過三分之一投票權之公司(上文所述之該等全資附屬公司除外)持有，而11,805,055股股份則透過本公司擁有73.61%權益之附屬公司泰國Shangri-La Hotel Public Company Limited旗下之一家全資附屬公司持有。

2. 此等公司為KGL之全資附屬公司，而彼等於本公司股份中之權益已包括在KGL所持有之權益內。

3. 此等公司為嘉里控股之全資附屬公司，而彼等於本公司股份中之權益已包括在嘉里控股所持有之權益內。

4. Cress為淡馬錫之全資附屬公司，而其於本公司股份中之權益已包括在淡馬錫所持有之權益內。

5. 於最後實際可行日期，郭孔錀先生、叶龍蜚先生、Giovanni ANGELINI先生、李鏞新先生及雷孟成先生亦為嘉里控股之董事；李鏞新先生亦為KGL之董事；及蘇慶贊先生亦為Cress之董事。嘉里控股、KGL及Cress各自於本公司之股份或相關股份中擁有須根據證券及期貨條例第XV部第2及3分部予以披露之權益或淡倉。

除上文所披露者外，於最後實際可行日期，本公司概無獲通知或知悉任何其他人士於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露，或根據證券及期貨條例第336條規定本公司須予存置之登記冊內記載之任何權益及淡倉。

4. 董事之合同權益

(a) 於最後實際可行日期，董事並無於任何仍然有效且對本集團整體業務非常重要之合同或安排中擁有重大權益。

(b) 各董事及新百利自二零零四年十二月三十一日(即本集團最近期公佈經審核財務報表之結算日期)以來於本集團任何成員公司所買賣或租用或建議買賣或租用之任何資產中，概無擁有任何直接或間接權益，惟郭孔錀先生透過一聯繫人向本集團出租一幢位於香港之住宅物業，租期由二零零五年八月一日起為期二年，月租140,000港元(包括差餉及管理費)，並無續約之選擇權。

3. 本公司股本中之重大權益

就董事所知，於最後實際可行日期，根據證券及期貨條例第XV部第2及3分部規定須向本公司披露，或根據證券及期貨條例第336條規定本公司須予存置之登記冊內記載，該等人士（董事除外）於本公司之股份或相關股份中擁有之權益或淡倉如下：

本公司股份之好倉

名稱	持有股份之身份	所持股份數目	於最後實際可行日期所佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited（「KGL」）（附註5）	受控制公司之權益	1,087,719,468	43.04%
嘉里控股有限公司（「嘉里控股」）（附註1、2及5）	受控制公司之權益	1,087,719,468	43.04%
Caninco Investments Limited（附註2及3）	實益擁有人	479,424,818	18.97%
	受控制公司之權益	96,330,633	3.81%
主要股東以外人士			
Darmex Holdings Limited（附註2及3）	實益擁有人	239,302,975	9.47%
淡馬錫投資控股公司（「淡馬錫」）	受控制公司之權益	166,284,498	6.58%
Cress Limited（「Cress」）（附註4及5）	實益擁有人	166,284,498	6.58%
The Capital Group Companies, Inc.	投資經理	203,919,181	8.07%

董事姓名	授出日期	所持購股權股份數目	每股購股權股份行使價 港元	行使期
郭雯光女士	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
何建源先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
李鏞新先生	二零零二年五月二十九日	75,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	75,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
Roberto V. ONGPIN先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
Alexander Reid HAMILTON 先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
蘇慶贊先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
Timothy David DATTELS先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日

附註：於二零零二年五月二十四日舉行之本公司股東特別大會上，股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，以致其後不得根據行政人員購股權計劃再建議授出購股權，惟行政人員購股權計劃之條文於所有其他方面仍然全面有效。

除本通函所披露者外，於最後實際可行日期，各董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據該證券及期貨條例規定董事擁有或被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定本公司須予存置之登記冊內記載，或根據標準守則須通知本公司及香港聯交所之任何權益或淡倉。

於本公司及相聯法團相關股份之好倉

截至最後實際可行日期，本公司根據行政人員購股權計劃及新購股權計劃授予董事之購股權詳情如下：

行政人員購股權計劃

董事姓名	授出日期	所持購股權股份數目	每股購股權股份行使價 港元	行使期
叶龍蜚先生	二零零一年一月十五日	339,606	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	339,606	8.18	二零零三年一月十五日至二零一一年一月十四日
Giovanni ANGELINI先生	二零零零年一月十五日	266,505	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	266,505	8.82	二零零二年一月十五日至二零一零年一月十四日

新購股權計劃

董事姓名	授出日期	所持購股權股份數目	每股購股權股份行使價 港元	行使期
郭孔錀先生	二零零五年四月二十八日	250,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
叶龍蜚先生	二零零二年五月二十九日	150,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	250,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
Giovanni ANGELINI先生	二零零五年四月二十八日	500,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	500,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
雷孟成先生	二零零二年五月二十九日	150,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	150,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
吳士方先生	二零零二年五月二十九日	60,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	60,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日

公司名稱	董事姓名	股份類別	所持股份數目 個人權益 (附註1)	家屬權益	公司權益	其他權益	總計	於最後實際可行日期所佔有關公司已發行股本總額之百分比
相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	普通股	–	–	10,000 (附註5)	–	10,000	0.002%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.008%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份代表一家受控制公司之權益。

3. 此等股份由有關董事之配偶持有。

4. 67,600,329股股份透過由何建源先生及何建福先生各自控制33.33%權益之公司持有。

   4,165,848股股份透過一家由何建源先生及何建福先生各自控制21.88%權益之公司持有。

   3,895,710股股份透過由何建源先生及何建福先生分別控制13.30%及7.08%權益之公司持有。

   28,544,041股股份透過由何建源先生及何建福先生分別控制6.55%及6.74%權益之公司持有。

5. 此等股份透過一家由郭雯光女士擁有50%權益之公司持有。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事就本通函所載資料共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信：

(a) 本通函所載資料在各重大方面均屬準確完備，且在各重大方面並無誤導；

(b) 本通函並無遺漏任何事宜，致使本通函所載任何內容在任何重大方面有所誤導；及

(c) 本通函內所表達之所有意見乃經審慎周詳考慮後始行作出，且以公平合理之基礎及假設為依據。

2. 董事之權益披露

於最後實際可行日期，根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所(包括根據該證券及期貨條例規定董事擁有或被視為擁有之權益及淡倉)，或根據證券及期貨條例第352條規定本公司須予存置之登記冊內記載，或根據標準守則須通知本公司及香港聯交所之資料，各董事於本公司或其任何相聯法團之股份、相關股份及債權證中擁有之權益及淡倉如下：

於本公司及相聯法團股份之好倉

公司名稱	董事姓名	股份類別	所持股份數目					於最後實際可行日期所佔有關公司已發行股本總額之百分比
			個人權益 (附註1)	家屬權益	公司權益	其他權益	總計	
本公司	郭孔錀先生	普通股	3,456	–	297,410 (附註2)	–	300,866	0.012%
	Giovanni ANGELINI先生	普通股	100,000	–	–	–	100,000	0.004%
	郭雯光女士	普通股	151,379	192,011 (附註3)	108,673 (附註5)	–	452,063	0.018%
	何建源先生	普通股	317,475	–	104,205,928 (附註4)	–	104,523,403	4.136%
	何建福先生 (何建源先生之替任董事)	普通股	–	–	104,205,928 (附註4)	–	104,205,928	4.123%

討論

貴集團乃亞洲豪華酒店之主要擁有者及經營者。該等酒店(尤其位於渡假勝地之酒店)大部分為「單獨項目」,而其他則為綜合發展項目之一部分,包括就本項目而言,除酒店以外還有辦公樓、酒店式公寓及零售單位。此種模式在大城市日漸盛行。

上海為中國發展最快地區之中心,亦為商業及旅遊之首選地。 貴集團早已透過在浦東之酒店、在浦西之兩個綜合物業發展項目及在靜安區尚未興建之一個高檔綜合物業發展項目而涉足上海市場。吾等認為位居中心地段之項目地塊可輔助 貴集團之現有利益及進一步進入上海此重要市場。 貴集團對上海地區之發展前景抱樂觀態度,吾等亦贊同此觀點。根據合資合同,合資各方經合資公司董事會批准後將聘任香格里拉提名之公司於建築工程竣工後經營及管理該酒店。

其他合資各方乃過往於若干大型聯合發展項目中與 貴集團有過成功合作之主要實體。

吾等已審閱該等合同條款,並認為該等條款乃慣常條款。 貴集團於合資公司中擁有23.2%權益。注資安排乃按向合資公司之出資比例,及合資公司可自由融資(如透過將項目地塊抵押),亦可要求合資各方注資。該等合同設有優先購買及合資各方可參與重大決策之一般條款。

貴集團對合資公司之總承擔額約為136,900,000美元,而 貴集團於二零零五年六月三十日之資產淨值為2,200,000,000美元,於該日之手頭現金約為220,000,000美元。雖然吾等認為總承擔額可以由 貴集團自行承擔而毫無壓力,但吾等亦相信部分注資可能以項目融資方式作出。由於此大型項目將於二零零九年年底竣工,故預期不會即時產生盈利貢獻。

意見及建議

經考慮上述主要因素及理由後,吾等認為該等合同之條款屬公平合理,故就 貴公司及獨立股東而言,訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易乃符合 貴公司及其股東之整體利益。因此,吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會上提呈以批准該等合同及該等合同當中所述交易之普通決議案。

此致

獨立董事委員會及獨立股東 台照

代表
新百利有限公司
主席
邵斌
謹啟

二零零六年一月二十三日

合資各方預期合資公司將通過向銀行及其他金融機構取得貸款以滿足其大部分注資需求，該等貸款由合資各方(或由彼等促成之第三方)各自按其注資責任之比例提供抵押或擔保。項目之辦公樓部分之單位預售亦可為合資公司產生現金流量。因此，合資公司將在可獲得融資之情況下實現資金自給，而 貴集團除提供抵押或擔保以取得信貸融資外，將無須在其分佔合資公司之註冊資本以外作進一步出資。

(v) 該等合同對 貴集團之財務影響

財務狀況

在合資公司成立後， 貴集團預期將其於合資公司之權益視為於聯營公司之投資，並根據權益會計法將合資公司之業績及財務狀況入賬。由於合資公司為新成立公司，並且合資各方須按彼等各自之出資比例向合資公司之註冊資本出資，故此， 貴集團於合資公司之投資預期不會對 貴集團之資產淨值產生任何即時重大影響。

根據 貴公司截至二零零五年六月三十日止六個月期間之未經審核中期報告， 貴集團之總資產約為3,980,000,000美元(包括現金儲備約220,100,000美元)、對外借款約為1,130,000,000美元，資產淨值約為2,200,000,000美元及未動用銀行信貸約644,300,000美元。於截至二零零四年十二月三十一日止年度， 貴集團產生經營淨現金流量約189,000,000美元。按此基準， 貴集團根據該等合同對合資公司之最高注資要求約為136,900,000美元，即使主要透過 貴集團內部資源撥付，亦預期不會對 貴集團之財務狀況產生重大不利影響。倘若注資須由 貴集團以提取銀行貸款形式提供，鑒於 貴集團之整體財務狀況，吾等認為該額外銀行借款136,900,000美元將不會對 貴集團產生重大不利影響。

由於合資各方預期合資公司將通過銀行及其他金融機構貸款以滿足其大部分注資需求，該等借貸將於合資公司之財務報表內列報，而由於 貴集團將按權益會計法將合資公司權益入賬，故此，該等借貸將不會併入 貴集團之財務報表內計算，惟任何由 貴集團提供之抵押或公司擔保將於 貴集團之未來財務報表內作為或然負債披露。

盈利

項目地塊之建築工程預期將於二零零九年年底竣工。因此，預期 貴集團於短期內將不會錄得合資公司之重大貢獻，但 貴集團卻須分擔開辦費用。由於 貴集團實際擁有合資公司23.2%權益，故合資公司自成立後之業績將按權益會計法於 貴集團之財務報表內入賬。

將由合資公司進行之項目現時仍處於早期發展階段。發展項目之發展組合及各組成部分之擬建面積乃根據初步構思設計，有待進一步修改及修訂。項目地塊之總轉讓價須視乎中國政府部門批准之可建築面積而作出調整。將出售之發展項目之確實部分將視乎最後之發展組合及當時之市況而定。項目之總成本(包括購置項目地塊之成本及相關成本)估計約為490,000,000美元。注資協議可提供約20%之緩衝資金，以應付項目地塊可能增加之發展成本。吾等認為，注資協議之條款可予各方靈活管理項目，亦可避免 貴公司在與目前計劃相比下，就披露及審批文件而需要額外支出。注資協議旨在監管乙方、丙方與丁方額外注資之條款。儘管甲方並非注資協議之訂約方亦將不受其約束，但倘若合資公司要求超逾合資合同所訂立之總投資額之額外注資並已獲其董事會一致批准，則該注資責任須由合資各方按其各自向合資公司之注資比例承擔。

甲方、乙方、丙方與丁方根據注資協議之進一步注資總額合共不得超過100,396,000美元。按照彼等當時各自於合資公司之出資額，甲方、乙方、丙方與丁方對合資公司進一步提供之資金分別將不超過20,079,200美元、23,291,872美元、40,961,568美元及16,063,360美元。倘若乙方須對合資公司承擔超逾23,291,872美元之進一步注資，則該進一步注資須符合上市規則之有關規定(如適用)。

(iv) 為該等合同注資

吾等認為，香格里拉於合資公司之23.2%權益比例之最高出資額約136,900,000美元乃屬公平合理。倘若合資公司要求以股東貸款方式提供總投資額(除註冊資本外)之其餘部分，董事會擬主要透過 貴集團內部資源向合資公司注入該資金，惟倘董事會認為合適，亦可尋求外間銀行貸款。經考慮項目地塊之發展進度後，合資各方預期將於二零零五年至二零零八年期間分階段進行出資，而 貴集團須即時注入作為合資公司之註冊資本之金額預期約為37,900,000美元。根據 貴公司於截至二零零五年六月三十日止之未經審核之中期報告， 貴集團之淨流動資產約為225,600,000美元及現金儲備約為220,100,000美元。基於 貴集團目前可用之財務資源， 貴集團將擁有充裕資金應付其對合資公司之出資所需。

(iii) 注資協議之主要條款

倘若合資公司根據合資合同條款提出超過合資合同內合資公司之總投資金額489,604,000美元之注資要求，則乙方、丙方及丁方將彼此按當時各自於合資公司之出資比例履行注資要求。

注資形式由乙方、丙方及丁方協定，包括：

(i) 要求合資公司向銀行或其他金融機構獲取商業貸款，該等商業貸款由彼等提供抵押或擔保(倘若貸款人要求)或由彼等促成之第三方提供；

(ii) 向合資公司提供額外股東貸款；及／或

(iii) 增加合資公司之註冊資本及向合資公司註冊資本作出額外出資。

在各情況下，個別按彼等當時各自於合資公司之出資比例及按相同條款及條件進行。

以下為根據該等合同之注資情況概要：

合資各方	最終／控股股東	持股百分比	註冊資本之出資承擔	對總投資額之額外承擔	根據合資合同之總資本承擔	根據注資協議之額外出資上限	予合資公司之總出資額上限
			美元	美元	美元	美元	美元
			(a)	(b)	(c)=(a)+(b)	(d)	(e)=(c)+(d)
甲方	上海陸家嘴	20.0%	32,640,200	65,280,600	97,920,800	20,079,200 (附註)	118,000,000
乙方	香格里拉	23.2%	37,862,632	75,725,496	113,588,128	23,291,872	136,880,000
丙方	嘉里建設	40.8%	66,586,008	133,172,424	199,758,432	40,961,568	240,720,000
丁方	AG	16.0%	26,112,160	52,224,480	78,336,640	16,063,360	94,400,000
總計		100.0%	163,201,000	326,403,000	489,604,000	100,396,000	590,000,000

附註：甲方並非注資協議之訂約方，但仍假定甲方將按其予合資公司之出資比例提供資金。

資本進行出資。根據合資合同，註冊資本之15%(合共約24,500,000美元)須由合資各方於合資公司營業執照簽發日起計三個月內以現金方式注入。註冊資本之其餘部分之注入時間及額度將由合資公司董事會根據項目地塊之實際發展情況決定。合資合同並無訂定支付註冊資本餘額之時限。

根據合資合同，總投資額及註冊資本之差額約為326,400,000美元，將以合資公司取自銀行或其他金融機構之貸款撥付，該等貸款由合資各方提供抵押或擔保(倘若貸款人要求)或由彼等促成之第三方提供，及／或透過合資各方向合資公司提供股東貸款方式撥付。合資各方或彼等促使之該等第三方(視情況而定)向合資公司或為其利益而提供之所有貸款及／或財務資助將在相同之條款及條件下以個別基準按合資各方當時各自向合資公司之出資比例而作出。吾等認為，合資各方按彼等當時各自向合資公司之出資比例對合資公司進行注資乃屬公平合理。

分佔溢利／負債

根據合資合同條款，經營合資公司之損益或負債，將由合資各方按照彼等當時各自向合資公司之相同出資比例攤分。

管理合資公司

合資公司董事會將由五名成員組成，其中丙方將委派兩名成員，而甲方、乙方及丁方將各委派一名成員。合資公司董事會之結構大致等同於合資各方當時各自之出資比例。

優先購買權

根據合資合同條款，在其他合資方享有優先購買權之規限下，以及須待取得中國政府部門發出一切所需批准後，合資各方均可轉讓、讓移或交付其於合資公司之全部(而非部分)股權。倘若有合資方有意轉讓其於合資公司之所有股權予任何由該合資方控制、控制該合資方或與該合資方處於同一控制之下之公司，則其他合資方將無優先購買權，並被視為同意該轉讓。吾等認為，該等規定屬一般規定，且鑒於優先購買權適用於所有合資各方，故吾等認為該規定並無損害　貴集團利益。

考慮到項目之規模與所涉及之現金承擔後， 貴集團管理層相信，連同嘉里建設及AG參與項目將對 貴集團有利。嘉里建設集團及AG集團均為舉足輕重之物業集團，並於發展及管理大型綜合物業項目方面擁有豐富經驗及專業知識。 貴集團過往曾與嘉里建設集團共同參與大型綜合物業發展項目，包括辦公樓、酒店、酒店式公寓及購物商場，例如位於北京之中國國際貿易中心及嘉里中心。 貴集團所投資經營及管理之酒店一向維持高水平之建築規格。鑒於嘉里建設及AG擁有豐富之物業發展經驗，且 貴集團以往曾與負責建築管理之嘉里建設共同發展多項綜合發展項目，故此，管理層對將興建於項目地塊上之酒店之建築水準將達致 貴集團規定之標準充滿信心。

考慮到二零零三年嚴重急性呼吸系統綜合症對酒店收益之影響， 貴集團已在合適地點及條件下增加參與綜合發展項目，透過多元化發展及投資各種物業資產而減低 貴集團對酒店收入之依賴。經考慮項目地塊之位置後，董事認為參與發展大型綜合物業(包括辦公樓及住宅大廈、酒店式公寓、酒店及零售商場)乃符合 貴公司之利益。董事認為透過在綜合發展項目內提供較全面之酒店、住宅及商業物業之服務，酒店入住率及其他相關業務或會得到提升，因為租戶之僱員及其業務聯繫人士傾向使用酒店內之設施。綜合發展項目亦會對酒店之餐飲業務有利。吾等認同該等觀點。

經考慮 貴集團現時業務及擴展策略以及合資公司之業務目標後，吾等認為該等合同乃符合 貴集團之業務策略。鑒於 貴集團、嘉里建設及AG在物業建築及管理方面已樹立成功之業務關係，故吾等認為，嘉里建設及AG之參與將有利於合資公司之經營，故 貴集團作為合資方參與項目乃屬合理。

(ii) 合資合同之主要條款

總投資額及註冊資本

合資公司將於中國註冊成立為一家中外股本合資公司。根據合資合同，合資公司之總投資額及註冊資本分別為489,604,000美元及163,201,000美元。合資各方將按彼等各自於合資公司之權益比例就彼等各自分佔合資公司之註冊

項目地塊之工程預期將於二零零六年第二季動工，並於二零零九年年底竣工。預期項目發展將由嘉里建設一家附屬公司管理。根據合資合同，合資各方經合資公司董事會批准後將聘任香格里拉提名之公司於建造工程竣工後經營及管理該酒店，並就建造酒店提供技術及市場推廣顧問服務。

按合資合同所述，項目之總成本(包括購置項目地塊之成本及相關成本)估計約為490,000,000美元。根據注資協議，倘合資公司之總投資額超逾590,000,000美元，各訂約方將毋須承擔額外注資。經與董事商討後，倘資金需求超逾590,000,000美元，屆時合資各方將視乎當時情況考慮其他融資方法，包括引入第三方投資者。

訂立合資合同之理由

誠如 貴公司截至二零零五年六月三十日止六個月期間之二零零五年中期報告所述，亞洲太平洋地區(尤其中國)將繼續成為 貴集團業務之主要來源及資本投資之重點。 貴集團將繼續擴展其於中國擁有及經營之物業數目，並透過管理合約管理第三方擁有之酒店。於 貴集團現時發展中及預期於二零零六年至二零零八年間開業之十五間酒店中，其中十二間酒店乃位於中國。

有關 貴集團在上海之豪華酒店權益，於截至二零零四年十二月三十一日止年度，兩間豪華酒店之入住率均超逾80%，而平均房租亦較去年上升逾12%。董事相信，儘管市場競爭加劇，惟隨著上海經濟發展，該綜合發展項目可望達致理想業務水平。經考慮經濟發展步伐，加上上海及其鄰近地區之大量製造業及國際業務之投資，以及即將於二零一零年舉辦之世界博覽會，董事對位於上海黃金地段之優質綜合發展項目之中長期前景保持樂觀。

中國政府已實行一系列宏觀經濟調控措施，旨在將若干行業之增長放緩包括物業行業。儘管如此，但鑒於預期項目將於二零零九年年底竣工之時間安排，董事對上述項目之長遠前景保持樂觀。

嘉里建設集團之主要業務為(i)在香港、中國及亞洲太平洋地區進行物業發展及投資；(ii)物流、貨運及擁有及經營貨倉業務；(iii)在香港及中國進行與基建有關之投資；及(iv)在中國擁有酒店。嘉里建設集團過往曾管理中國多項大型綜合物業發展項目，包括中國國際貿易中心、北京嘉里中心、上海嘉里中心及位於上海之嘉里不夜城。於最後實際可行日期，嘉里建設於彭博資訊所報之市值約為29,195,000,000港元。

AG集團主要從事物業發展及投資、項目管理及建材貿易。AG及香格里拉曾已共同於新加坡發展物業，包括東陵坊（一幢商廈）、東陵大廈（一個商務及辦公中心）及新加坡商貿飯店。於最後實際可行日期，AG於彭博資訊所報之市值約為1,369,000,000坡元。

甲方之主要業務為土地開發及房地產開發、建設、經營及管理。

貴集團與嘉里建設集團及AG集團合夥參與合資公司可借助各方之專業知識發展該項目，以及各方在中國可締結緊密之合作關係。董事認為此合夥模式很可能採用於日後 貴集團在中國之大型高檔綜合發展項目。

有關項目之資料

根據合資合同，將會成立合資公司以購置項目地塊及將該項目地塊發展為一個綜合發展項目，現計劃包括（視乎市場情況而定）一家酒店（含會議設施）、辦公樓、公寓式酒店／酒店式公寓、商務及相關配套設施（「項目」）。合資各方現擬將部分已完成之發展項目出售，而餘下部分則持作投資用途。發展項目之發展組合及各組成部分之擬建面積乃根據初步構思設計，有待進一步修改及修訂。將出售之發展項目之確實部分將視乎最後之發展組合及當時之市場情況而定。

項目地塊面積約為58,900平方米，東邊及南邊毗鄰中國上海浦東上海新國際博覽中心，西接芳甸路及北至花木路。項目地塊連接上海浦東陸家嘴金融區及浦西區。其亦鄰近地鐵七號線（正在興建中，並預定於二零零七年完成）及地鐵五號線（正在計劃中）之地鐵站。項目地塊亦迅步可達地鐵二號線之世紀公園站。

標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及相關標記及標誌。

誠如截至二零零五年六月三十日止六個月期間之 貴公司中期報告所披露， 貴集團擁有及管理合共三十六間酒店，管理十間由第三方擁有之酒店及擁有一間並非由 貴集團管理之酒店。 貴集團已開始多項計劃為發展十五間酒店，及翻新一間由 貴集團擁有及管理之酒店、一間根據經營租賃由 貴集團管理之酒店及十五間根據管理合同由第三方擁有之酒店。

合資公司之股東

根據合資合同，合資公司將由甲方、乙方、丙方及丁方分別按20%、23.20%、40.80%及16%之比例成立及擁有其權益。下列為合資公司之股權架構及股東背景概要：

合資各方	最終／控股股東	持股百分比
甲方 上海陸家嘴金融貿易區開發股份有限公司，一家於上海證券交易所上市之公司並為獨立第三方	上海陸家嘴(集團)有限公司(「上海陸家嘴」)	20.0%
乙方 嘉里上海(浦東)有限公司 香格里拉之一家間接全資附屬公司	香格里拉	23.2%
丙方 嘉里上海浦東投資有限公司， 嘉里建設之一家間接全資附屬公司	嘉里建設	40.8%
丁方 Allgreen Properties (Shanghai) Pte. Ltd.， AG之一家全資附屬公司	AG	16.0%
		100.0%

控股及其聯繫人會在股東特別大會上放棄投票，會上將以股數方式投票表決香格里拉決議案。香格里拉及嘉里控股之全部五位共同董事及彼等各自之聯繫人均會就香格里拉決議案放棄投票。於最後實際可行日期，五位共同董事中的郭孔錀先生及Giovanni ANGELINI先生及彼等各自之聯繫人合共持有400,866股股份，佔香格里拉現時全部已發行股本約0.016%，餘下三位共同董事及彼等各自之聯繫人則並無持有任何股份。獨立董事委員會經已組成，成員為獨立非執行董事Alexander Reid HAMILTON先生、蘇慶贊先生及Timothy David DATTELS先生，以就該等合同之條款向獨立股東提供推薦建議。

新百利與香格里拉或其主要股東或與彼等一致行動或假定為一致行動之任何人士概無關連，因此，被視為合資格就該等合同提供獨立意見。除就此次聘任及其他類似之聘任而應付予吾等之一般專業費用外，吾等概無訂立任何安排而據此自香格里拉或其主要股東或與彼等一致行動或假定為一致行動之任何人士收取任何費用或利益。

於達致吾等之意見時，吾等已審閱(其中包括)合資合同、注資協議及土地合同。吾等已對項目地塊進行實地查察。吾等亦倚賴 貴公司之董事及管理層所提供之資料、事實及發表之意見，並假設該等資料、事實及意見於通函日期及截至股東特別大會時在所有重大方面均屬真實、準確及完備。

吾等已徵求並獲得董事確認，吾等已獲提供所有重要相關資料，且所提供之資料或所發表之意見並無遺漏任何重大事實。吾等認為已獲提供及審閱足夠資料以達致知情之意見。吾等並無理由懷疑所獲提供資料之真實性及準確性或相信有任何重要資料被遺漏或隱瞞。然而，吾等並無對 貴集團或合資各方之業務狀況進行獨立調查。

主要考慮因素及理由

於達致吾等之意見時，吾等已考慮下列主要因素及理由：

(i) 訂立該等合同之背景及理由

有關 貴集團之資料

貴集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。 貴集團屬下若干公司於多個國家內亦為若干不同商標及服務

以下為新百利致獨立董事委員會及獨立股東之意見函，以供載入本通函。



新百利有限公司
香港
中環
金融街8號
國際金融中心一期
22樓2201室

敬啟者：

有關在上海成立合資公司之關連交易

吾等已獲委任就該等合同之條款向獨立董事委員會及獨立股東提供意見。根據合資合同，香格里拉之一家間接全資附屬公司（即乙方）將連同其他合資各方成立合資公司，目的為在中國上海浦東購置項目地塊及將其發展為綜合物業發展項目，目前預期包括一家酒店（含會議設施）、辦公樓、公寓式酒店／酒店式公寓、商業及相關配套設施。根據合資合同，合資公司之總投資額為489,604,000美元。為預備合資公司總投資額可能因合資各方現時未能預計之因素而有所增加，乙方、丙方與丁方亦已訂立注資協議，據此，彼等須按比例（根據彼等當時各自於合資公司之出資額）擴大向合資公司或為其利益進行注資，注資額最高上限至合資公司之總投資額590,000,000美元。香格里拉根據該等合同予合資公司之最高出資額為136,880,000美元。該等合同之詳情載於日期為二零零六年一月二十三日致股東之通函（「通函」）之「董事會函件」內，本函件為通函之一部分。除文義另有所指外，本函件所用詞彙與通函所定義者具有相同涵義。

嘉里控股擁有1,087,719,468股股份，佔香格里拉現時全部已發行股本約43.04%，並為香格里拉之控股股東。因此，嘉里控股根據上市規則屬香格里拉之關連人士。嘉里建設作為嘉里控股之附屬公司，根據上市規則被視為嘉里控股之聯繫人。AG旗下一家附屬公司為香格里拉一家附屬公司之主要股東。因此，根據上市規則，嘉里建設及AG被視為　貴公司之關連人士及訂立合資合同及注資協議及進行該等合同當中所述交易構成　貴公司之關連交易，並須獲得獨立股東批准。嘉里

經考慮「董事會函件」所載之資料及新百利之推薦建議及意見後，吾等認為該等合同之條款屬公平合理，故就本公司及獨立股東而言，訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易乃符合本公司及其股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上就該等合同及該等合同當中所述交易提呈為普通決議案之香格里拉決議案。

此致

列位獨立股東　台照

香格里拉(亞洲)有限公司
獨立董事委員會
Alexander Reid HAMILTON先生
蘇慶贊先生
Timothy David DATTELS
謹啟

二零零六年一月二十三日



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
(股份代號：00069)

獨立董事委員會：
Alexander Reid HAMILTON先生
蘇慶贊先生
Timothy David DATTELS先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* 僅供識別

敬啟者：

有關在上海成立合資公司之關連交易

吾等謹此提述本通函(本函件為其中一部分)。除文義另有所指外，本函件所用詞彙與通函所定義者具有相同涵義。

獨立董事委員會已成立，以就(吾等認為)訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易是否符合本公司及其股東之整體利益，及該等合同之條款對本公司及獨立股東是否公平合理向獨立股東提供意見。新百利已就該等合同獲委任為獨立董事委員會及獨立股東之獨立財務顧問。

吾等務請　閣下垂注通函第23至33頁所載之「新百利有限公司函件」。吾等已考慮該等合同之條款、新百利之意見及通函第6至20頁「董事會函件」所載之其他因素。

(iii) Giovanni ANGELINI先生（為本公司及嘉里控股之共同董事）及其聯繫人，於最後實際可行日期擁有100,000股股份權益（佔所有已發行股份約0.004%）；及

(iv) 叶龍蜚先生、李鏞新先生及雷孟成先生（為本公司及嘉里控股之共同董事）及彼等各自之聯繫人，於最後實際可行日期並無持有任何股份。

在作出一切合理查詢後，就本公司所知，於最後實際可行日期：

(i) 棄權股東控制或有權控制彼等各自持有之股份之表決權；

(ii) (a)棄權股東概無訂立或受約束的任何股權信託或其他協議或安排或協商（徹底的股權出售除外）；及(b)棄權股東並無責任或權利，據此該等人士已經或可能已經將行使其各自持有之股份之表決權之控制權臨時或永久移交（不論是全面移交或按個別情況移交）予第三方；及

(iii) 棄權股東於本公司之實益持股權益與彼等在股東特別大會上將會控制或有權行使表決權之股份數目並無差異。

香格里拉決議案將以股數方式投票表決。

不論香格里拉決議案獲獨立股東通過與否，本公司將於股東特別大會結束後之營業日公佈股東特別大會之結果。

務請　閣下垂注本通函之附錄所載之附加資料。

此致

列位股東　台照

代表
香格里拉（亞洲）有限公司
主席
郭孔錀
謹啟

二零零六年一月二十三日

(iv) 任何一名或多名親身出席大會之股東或其正式授權之公司代表或其委任代表，由其持有附有權利可於股東大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一

要求以股數方式投票表決。

此外，倘由(i)大會主席及(ii)董事所持有之委任代表投票權合共佔該會議之總投票權5%或以上，以及倘以舉手方式表決任何決議案時該會議之表決結果與上述委任代表所指示者相反，則持有上述委任代表投票權之大會主席及／或任何董事必須要求以股數方式表決，除非以該等人士持有之總代表權而言，舉行股數表決顯然不會推翻舉手表決之結果。

11. 一般資料

召開股東特別大會之通告載於本通函第43至44頁。於股東特別大會上，將提呈香格里拉決議案以確認、追認及批准該等合同及該等合同當中所述交易。

本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

根據上市規則，於該等合同及該等合同當中所述交易中擁有重大權益之本公司任何關連人士及任何其他股東以及彼等各自之聯繫人將會就香格里拉決議案放棄投票。

下列人士(「棄權股東」)將會就香格里拉決議案放棄投票：

(i) 嘉里控股及其聯繫人，於最後實際可行日期擁有1,100,643,761股股份權益(佔所有已發行股份約43.55%)；

(ii) 郭孔錀先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有300,866股股份權益(佔所有已發行股份約0.012%)；

9. 推薦建議

經考慮新百利就該等合同及該等合同當中所述交易而作出之推薦建議及意見(載於本通函第23至33頁之「新百利有限公司函件」)後，獨立董事委員會認為該等合同之條款屬公平合理，故訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易，乃符合本公司及其股東之整體利益。因此，董事(包括獨立非執行董事)認為該等合同之條款屬公平合理，故訂立該等合同及根據該等合同所載條款而進行該等合同當中所述交易，乃符合本公司及其股東之整體利益。

根據上市規則規定，獨立董事委員會須就香格里拉決議案向獨立股東提供意見。新百利已就此獲委任為獨立董事委員會及獨立股東之獨立財務顧問。因此，務請 閣下垂注本通函第21至22頁所載之「獨立董事委員會函件」(當中載有其致獨立股東之推薦建議)，以及本通函第23至33頁所載之「新百利有限公司函件」(當中載有其就該等合同及該等合同當中所述交易致獨立董事委員會及獨立股東之意見)。

獨立董事委員會及新百利均建議獨立股東投票贊成將於股東特別大會上提呈之香格里拉決議案。

10. 要求以股數進行表決之程序

根據本公司之公司細則第70條，惟受限於上市規則，於任何股東大會上提呈投票之決議案必須以舉手方式表決，除非於宣佈舉手方式表決之結果時或之前或於撤回任何其他以股數方式投票表決之要求時：

(i) 本公司股東大會主席；或

(ii) 至少三位親身出席大會之股東或其正式授權之公司代表或其委任代表，彼等須為有權於本公司股東大會上投票之人士；或

(iii) 任何一名或多名親身出席大會之股東或其正式授權之公司代表或其委任代表，由其持有之投票權須不少於所有有權於本公司股東大會上投票之股東之總投票權之十分之一；或

附屬公司層面為本公司之關連人士。董事就其所知、所悉及經一切合理查詢後相信，AG於發行人層面並非本公司之關連人士。

(d) 有關甲方之資料

甲方之主要業務為土地開發及房地產開發、建設、經營及管理。

甲方是一家股份於上海證券交易所上市之公司。於二零零五年十一月三十日，上海陸家嘴(集團)有限公司(獲上海市國有資產管理委員會授權管理及經營甲方)，持有甲方約60.5%之已發行股本。董事就其所知、所悉及經一切合理查詢後相信，甲方及其最終實益擁有人均為獨立第三者並與本公司或其任何關連人士概無關連或關係，彼等或彼等之聯繫人概無擁有本公司之任何股本權益。

(e) 有關賣方之資料

賣方之主要業務為徵用及發展土地，發展及經營房地產物業。

賣方為一家國有企業。董事就其所知、所悉及經一切合理查詢後相信，賣方及其最終實益擁有人均為獨立第三者並與本公司或其任何關連人士概無關連或關係，彼等或彼等之聯繫人概無擁有本公司之任何股本權益。

8. 上市規則之含義

根據上市規則，嘉里建設及AG被視為本公司之關連人士。因此，根據上市規則，訂立該等合同構成本公司之關連交易。由於本公司於該等合同內之最高承擔136,880,000美元超過2.5%指定限度，故該等合同須獲得獨立股東之批准。

獨立董事委員會已成立，以就有關該等合同向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就有關該等合同向獨立董事委員會及獨立股東提供意見。

住率及其他相關業務或會得到提升，因為租戶之僱員及其業務聯繫人士傾向使用酒店內之設施。

7. 有關本公司、嘉里建設、AG、合資各方及賣方之資料

(a) 有關本公司及乙方之資料

乙方為本公司一家間接全資附屬公司。

本集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。本公司之附屬公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及相關標記及標誌。

於最後實際可行日期，根據證券及期貨條例所披露，嘉里控股擁有1,087,719,468股股份及752,972,645股嘉里建設股份，分別約佔本公司及嘉里建設已發行股本之43.04%及61.88%，嘉里控股為本公司之控股股東。嘉里建設作為嘉里控股之附屬公司，在上市規則下為嘉里控股之聯繫人，因而為本公司之關連人士。

(b) 有關嘉里建設及丙方之資料

丙方為嘉里建設一家間接全資附屬公司。

嘉里建設集團之主要業務為(i)在香港、中國及亞洲太平洋地區進行物業發展及投資；(ii)物流、貨運及擁有及經營貨倉業務；(iii)在香港及中國進行與基建有關之投資；及(iv)在中國擁有酒店。

(c) 有關AG及丁方之資料

丁方為AG一家全資附屬公司。

AG集團主要從事物業發展及投資、項目管理及建材貿易。

AG之股份於新加坡交易所上市。AG之附屬公司為本公司擁有75%間接權益之一家附屬公司之主要股東，擁有其25%已發行股份，因此，AG在

6.2 上海綜合發展項目之前景

考慮到項目地塊之擬發展規模與所涉及之現金承擔後，本集團相信，連同嘉里建設及AG參與發展項目地塊將對本集團有利。嘉里建設集團及AG集團均為舉足輕重之物業集團，並於發展及管理大型綜合物業項目方面擁有豐富經驗及專業知識。本集團過往曾與嘉里建設集團共同參與大型綜合物業發展項目，包括辦公樓、酒店、酒店式公寓及購物商場，例如位於北京之中國國際貿易中心及嘉里中心。本集團過往亦曾與AG集團參與新加坡之大型綜合物業發展項目，包括東陵大廈、東陵坊及新加坡商貿飯店。本集團所投資經營及管理之酒店一向維持高水平之建築規格。鑒於嘉里建設及AG擁有豐富之物業發展經驗，且本集團以往曾與負責建築管理之嘉里建設共同發展多項綜合發展項目，故此，管理層對將興建於項目地塊上之酒店之建築水準將達致本集團規定之標準充滿信心。本集團與嘉里建設集團及AG集團合夥參與合資公司，將有助本集團、嘉里建設集團及AG集團借助彼此之專業知識而互惠互利，以及締結緊密之合作關係。董事認為此合夥模式很可能採用於日後本集團之大型高檔綜合發展項目。

有關本集團於上海之豪華酒店權益，於截至二零零四年十二月三十一日止年度，兩間豪華酒店之入住率均超逾80%，而平均房租亦較去年上升逾12%。董事相信，儘管市場競爭加劇，惟隨著上海經濟發展，該綜合發展項目可望達致理想業務水平。鑒於當地經濟之增長步伐，加上上海及其鄰近地區之大量製造業及關連業務之投資，以及即將於二零一零年舉辦之世界博覽會，董事對位於上海黃金地段之優質綜合發展項目之中長期前景保持樂觀。

儘管中國政府近期實行一系列宏觀經濟調控措施，但鑒於預期項目地塊之發展將於二零零九年年底竣工之時間安排，董事對上述項目地塊發展之長遠前景保持樂觀。

經考慮項目地塊之位置後，董事認為參與發展大型綜合物業(包括辦公樓及住宅大樓、酒店式公寓、酒店及零售商場)乃符合本公司利益。董事認為透過在綜合發展項目內提供較全面之酒店、住宅及商業物業之服務，酒店入

合資公司仍未成立。合資公司將於其成立期間申請營業執照。倘若合資公司於二零零六年十二月三十一日前仍未成立，賣方須按合資各方根據土地合同各自的出資比例向合資各方退還（不計利息）各自已作出之出資額。此外，倘因未能獲得合資各方獨立股東及董事會批准（如需要）及有關政府批准而導致合資公司不能成立，則合資各方毋須根據土地合同之規定承擔其後之任何其他責任。倘若於二零零六年十二月三十一日前，合資公司仍未成立或合資合同之任何先決條件並未達成，本公司及嘉里建設將再刊發聯合公佈。

6. 訂立該等合同之理由

6.1 訂立該等合同之目的

訂立合資合同旨在使合資各方可在上海購置一幅黃金地段，以發展成為一個綜合發展項目，現計劃包括（視乎市場情況而定）酒店（含會議設施）、辦公樓、公寓式酒店／酒店式公寓、商業及相關配套設施。

項目地塊之工程預期將於二零零六年第二季動工，並於二零零九年年底竣工。現預期會將部分完成之發展項目出售，而餘下部分則將持作投資用途。將出售之發展項目之確實部分將視乎最後之發展組合及當時之市場情況而定。

在遵守上市規則情況下，預期項目發展將由嘉里建設一家附屬公司管理，而本公司（或其屬下一家附屬公司）將就建造酒店提供技術及市場推廣顧問服務。於酒店落成後，在遵守上市規則情況下，預期酒店將由本公司之一家附屬公司管理，相關之聘任條款尚未釐定。本公司及嘉里建設將於適當時間作出進一步公佈。

根據合資合同，合資公司之總投資額為489,604,000美元。發展項目之發展組合及各組成部分之擬建面積乃根據初步構思設計，有待進一步修改及修訂。為預備合資公司總投資額可能因合資各方現時未能預計之因素而有所增加，於二零零五年十一月三十日，乙方、丙方與丁方亦訂立注資協議。注資協議之目的是記錄乙方、丙方及丁方之間之協議，即倘若合資公司之總投資金額超過590,000,000美元，彼等任何一方均無責任進一步向合資公司或為其利益進行注資。

以收購項目地塊。根據土地合同，倘若賣方於二零零五年十二月三十一日或之前交付項目地塊，項目地塊之使用期則由交付日期起計為期五十年；倘若交付日期為二零零五年十二月三十一日之後，則其使用期將由交付日期起計至二零五五年十二月三十一日止。

總轉讓價為人民幣1,215,780,000元（約149,911,221美元），乃根據(a)項目地塊之地上建築面積約230,000平方米；及(b)按每平方米地上建築面積人民幣5,286元（約每平方米652美元）所議定之價格計算。倘若有關中國政府部門批准之地上可建築面積與上述地上建築面積有所差異，則將根據所議定之每平方米價格調整總轉讓價。現預期有關中國政府部門批准在項目地塊上之地上可建築面積將與230,000平方米不會有重大差異。

總轉讓價須根據下列時間表支付：

1. 於訂立土地合同後十日內，合資各方須（代表合資公司按彼等各自向合資公司作出之出資比例）向賣方支付佔總轉讓價10%之訂約按金為人民幣121,578,000元（約14,991,122美元）。合資各方已根據土地合同之條款支付該筆訂約按金。

2. 於二零零五年十二月三十一日前，並在已獲得有關中國部門對土地合同所列之規劃參數的批准之條件下，合資公司須向賣方支付總轉讓價之20%為人民幣243,156,000元（約29,982,244美元）。倘若因為合資公司未成立而未能按時付款，則其應承擔自二零零五年十二月三十一日起計算之相關利息成本（按中國人民銀行公布之同期貸款基準利率計算），除非合資各方同意代表合資公司向賣方支付上述金額。

3. 在達成上文第(2)段的前提下及合資公司獲得有關轉讓項目地塊之一切所需批准後，以及合資公司取得營業執照後約三十日並致力於二零零六年六月三十日前但最遲不超過二零零六年九月三十日，合資公司須向賣方支付總轉讓價之40%為人民幣486,312,000元（約59,964,488美元）。

4. 在達成上文第(3)段及在賣方已履行其於土地合同項下之責任及義務之前提下，於合資公司取得營業執照後約四十五日或於二零零六年十一月三十日前及在取得項目地塊之產權證前），合資公司須向賣方支付總轉讓價之30%為人民幣364,734,000元（約44,973,366美元）。

本公司支付予合資公司之最高出資額(即136,880,000美元)約為本公司於二零零五年六月三十日之綜合現金結餘219,852,000美元(扣除銀行透支後)之62.3%。提供出資額上限之注資要求預期不會對本集團造成任何重大影響。根據本公司於二零零五年六月三十日之可供動用現金資源及計入從其業務營運流入之現金及已承諾銀行信貸，本公司擁有充足現金資源，以應付本公司可能需要付予合資公司之金額。於二零零五年六月三十日，本集團已獲授但尚未動用之銀行信貸額約為644,300,000美元。

倘若本公司須承擔超逾上文所載其預期之最高出資額而支付予合資公司額外資金，有關該額外注資，本公司(視情況而定)須遵守上市規則。

在合資公司成立後，本公司將其於合資公司之投資視為於聯營公司之投資並將根據權益會計法將合資公司之業績及財務狀況入賬。

於成立合資公司後之股權架構列示如下：


香格里拉
嘉里建設
AG
100%
100%
100%
甲方
乙方
丙方
丁方
20%
23.20%
40.80%
16%
合資公司

5. 收購項目地塊

項目地塊面積約為58,900平方米，東邊及南邊毗鄰中國上海浦東上海新國際博覽中心、西接芳甸路及北至花木路。

項目地塊位於上海浦東陸家嘴金融區並連接浦西區。其亦鄰近地鐵七號線(正在興建中，並預定於二零零七年完成)及地鐵五號線(正在計劃中)之地鐵站。項目地塊亦迅步可達地鐵二號線之世紀公園站。

項目地塊現由上海市浦東土地發展(控股)公司(賣方)擁有，項目地塊上目前並無樓宇。緊接於簽署合資合同後，合資各方已代表合資公司與賣方訂立土地合同

金額上限： 乙方、丙方及丁方根據注資協議之進一步注資金額合共不得超過80,316,800美元。按照彼等當時各自於合資公司之出資額，乙方、丙方及丁方向合資公司進一步提供之資金分別將不超過23,291,872美元、40,961,568美元及16,063,360美元。

因此，乙方、丙方及丁方在合資合同及注資協議項下之責任僅擴大至就合資合同所載之目的而按比例注資(根據彼等當時各自於合資公司之出資額)，注資額最高上限至合資公司之總投資額590,000,000美元。

條件： 注資協議各訂約方之責任以各方符合有關證券交易所之適用規則為條件。

合資公司於注資協議之額外注資要求須獲合資公司董事會一致通過。

終止： 倘若合資合同予以終止，則注資協議亦告終止。

4. 該等合同之財務影響

目前預期乙方根據該等合同所需之資金將以本公司之內部現金儲備撥付，但本集團可(倘若視為適合)各自尋求外間銀行貸款為全部或部分資金承擔提供融資或再融資。

根據合資合同之總投資額489,604,000美元及根據(a)合資公司要求額外注資最高至100,396,000美元獲合資公司之董事會一致批准；及(b)所有合資各方同意按彼等當時各自於合資公司之出資比例提供該額外資金計算，甲方、乙方、丙方及丁方分別支付予合資公司之最高出資額預期為118,000,000美元、136,880,000美元、240,720,000美元及94,400,000美元。

(iii) 就丁方而言，AG須遵守新加坡交易所之上市規定。

並無必須達成合資合同先決條件之最後完成日。

3. 注資協議之詳情

日期： 二零零五年十一月三十日

訂約方： 乙方、丙方及丁方

目的： 注資協議之目的是記錄乙方、丙方及丁方之間之協議，即倘若合資公司之總投資金額超過590,000,000美元，彼等均無責任進一步向合資公司或為其利益進行注資。

條款： 倘若合資公司根據合資合同條款提出超過合資合同內之總投資金額489,604,000美元之注資要求，則乙方、丙方及丁方將彼此按當時各自於合資公司之出資比例履行注資要求。

注資形式由乙方、丙方及丁方協定，包括：

(i) 要求合資公司向銀行或其他金融機構獲取商業貸款，該等商業貸款由彼等提供抵押或擔保（倘若貸款人要求）或由彼等促成之第三方提供；

(ii) 向合資公司提供額外股東貸款；及／或

(iii) 增加合資公司之註冊資本及向合資公司註冊資本作出額外出資，

在各情況下，個別按彼等當時各自於合資公司之出資比例及按相同條款及條件進行。

期限： 由合資公司獲發營業執照日期起計為期五十年。在獲得有關中國部門批准後，合資各方可延長合資公司之年期。

董事會： 合資公司董事會將由五名董事組成，其中甲方、乙方及丁方各自委派一名董事，兩名董事則由丙方委派。主席(須為董事)將由丙方委派。

溢利分派： 溢利將按合資各方各自對合資公司註冊資本之出資比例向合資各方分派。

優先購買權： 在其他合資方享有優先購買權之規限下，以及須待取得中國政府部門發出一切所需批准後，合資各方應僅有權轉讓、轉移或交付其於合資公司之全部(而非部分)股權；惟倘有合資方有意轉讓其於合資公司之所有股權予任何由該合資方控制、控制該合資方或與該合資方處於同一控制之下之公司，則其他合資方將無優先購買權，並被視為同意該轉讓。

條件： 成立合資公司須待取得有關中國部門發出一切所需批准後方能作實。合資各方須作出一切適當的努力促使有關中國部門批准成立合資公司。然而，倘若合資各方作出一切適當的努力後仍未能獲得批准，則除非合資各方另有協定，否則合資合同將告終止。

合資各方在下列各項先決條件達成後方須履行其各自於合資合同內之責任：

(i) 就甲方而言，須獲得國有資產管理部門之批准。甲方須於訂立合資合同後儘快取得該批准，並須向其他合資各方提供已取得有關批准之證明。

(ii) 就乙方及丙方而言，須通過香格里拉決議案及嘉里建設決議案，本公司及嘉里建設並須遵守上市規則。

業務範圍： 購置項目地塊及將項目地塊發展成為一綜合發展項目，現計劃包括(視乎市場情況而定)酒店(含會議設施)、辦公樓、公寓式酒店／酒店式公寓、商業及相關配套設施。

註冊資本： 合資公司註冊資本為163,201,000美元，其中20%、23.20%、40.80%及16%將分別由甲方、乙方、丙方及丁方出資。

合資公司註冊資本之15%須由合資各方於合資公司營業執照簽發日起三個月內出資，註冊資本之其餘出資時間及額度須由合資公司董事會根據發展項目之工程進展情況決定。合資各方各自對合資公司註冊資本之額外出資將同時於指定時限內按比例作出。

合資合同並無訂定支付註冊資本餘額之時限。出資時限須由有關主管當局釐定並取決於合資公司之註冊資本金額。合資各方之出資須以美元或人民幣等值作出。

總投資額： 根據合資合同，合資公司之總投資額為489,604,000美元。

除註冊資本出資外，其餘投資額將以合資公司取自銀行或其他金融機構之貸款撥付，該等貸款由合資各方提供抵押或擔保(倘若貸款人要求)或由彼等促成之第三方提供，及／或透過合資各方向合資公司提供股東貸款方式撥付。合資各方或彼等促使之該等第三方(視情況而定)向合資公司或為其利益而提供之所有貸款及／或財務資助將在相同條款及條件下以個別基準按合資各方當時各自之出資比例而作出。

根據合資合同，倘若合資公司要求之資金超過總投資額489,604,000美元，該筆額外之注資要求必需獲合資公司董事會一致批准。

發展項目之發展組合及各組成部分之擬建面積乃根據初步構思設計，有待進一步修改及修訂。為預備合資公司總投資額可能因合資各方現時未能預計之因素而有所增加，於二零零五年十一月三十日，乙方、丙方與丁方亦訂立注資協議。乙方、丙方及丁方在合資合同及注資協議項下之責任僅擴大至就合資合同所載之目的而按比例注資（根據彼等當時各自於合資公司之出資額），注資額最高上限至合資公司之總投資額590,000,000美元。

根據合資合同之總投資額489,604,000美元及根據(a)合資公司要求額外出資最高至100,396,000美元獲合資公司之董事會一致批准；及(b)所有合資各方同意按彼等當時各自於合資公司之出資比例提供該額外資金計算，甲方、乙方、丙方及丁方分別支付予合資公司之最高出資額預期為118,000,000美元、136,880,000美元、240,720,000美元及94,400,000美元。

乙方、丙方及丁方分別為本公司、嘉里建設及AG之全資附屬公司。根據上市規則，嘉里建設及AG被視為本公司之關連人士。因此，根據上市規則，訂立該等合同構成本公司之關連交易。由於本公司於該等合同內之最高承擔136,880,000美元超過2.5%指定限度，故該等合同須獲得獨立股東之批准。

獨立董事委員會已成立，以就有關該等合同向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就有關該等合同向獨立董事委員會及獨立股東提供意見。

本通函旨在為　閣下提供有關該等合同及上市規則所規定之其他資料之進一步詳情。本通函亦包含新百利致獨立董事委員會及獨立股東有關該等合同之意見書、及獨立董事委員會致獨立股東有關該等合同之建議、以及股東特別大會通告。

2. 合資合同之詳情

日期：　　二零零五年十月九日

訂約方：　　甲方 (20%)、乙方 (23.20%)、丙方 (40.80%)及丁方 (16%)



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
(股份代號:00069)

執行董事:
郭孔錀先生(主席)
叶龍蜚先生(副主席)
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事:
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生†
蘇慶贊先生†
Timothy David DATTELS先生†
何建福先生(何建源先生之替任董事)

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及香港主要營業地點:
香港
中區
添美道一號
中信大廈
二十一樓

† 獨立非執行董事
* 僅供識別

敬啟者:

有關在上海成立合資公司之關連交易

1. 緒言

合資各方已於二零零五年十月九日就成立合資公司訂立合資合同,以在中國上海浦東承建一物業發展項目。合資公司於成立後將由甲方、乙方(本公司之一家全資附屬公司)、丙方(嘉里建設之一家全資附屬公司)及丁方(AG之一家全資附屬公司)分別按20%、23.20%、40.80%及16%之比例擁有其權益。根據合資合同,合資公司之總投資額及註冊資本分別為489,604,000美元及163,201,000美元。

「股東特別大會」	指	本公司將於二零零六年二月十七日(星期五)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東特別大會，會上將提呈香格里拉決議案，大會通告載於本通函第43至44頁；
「平方米」	指	平方米；
「附屬公司」	指	具有(香港法例第32章)香港公司條例第2(4)條所賦予之涵義；
「總轉讓價」	指	根據土地合同就項目地塊應付之代價；
「美元」	指	美利堅合眾國法定貨幣美元；
「賣方」	指	上海市浦東土地發展(控股)公司，一家國有企業，並為項目地塊之現時擁有人；及
「%」	指	百分比。

附註：僅供説明用途，本通函中以人民幣列示之金額已按人民幣8.11元兑1美元之匯率折算為美元。

* 僅供識別

「丙方」	指	嘉里上海浦東投資有限公司，一家根據國際公司法1987於薩摩亞成立之公司，並由嘉里建設間接全資擁有；
「丁方」	指	Allgreen Properties (Shanghai) Pte. Ltd.，一家根據新加坡法律成立之公司，並由AG全資擁有；
「中國」	指	中華人民共和國；
「項目地塊」	指	一幅毗鄰中國上海浦東上海新國際博覽中心面積約58,900平方米之地塊，目前由賣方擁有；
「人民幣」	指	中國法定貨幣人民幣；
「坡元」	指	新加坡元，新加坡合法貨幣；
「香格里拉決議案」	指	獨立股東在股東特別大會上通過有關批准該等合同及該等合同當中所述交易之決議案；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份」	指	本公司股本中每股面值1.00港元之普通股；
「股東」	指	股份持有人；
「新加坡交易所」	指	新加坡證券交易所有限公司；
「SLIM」	指	由(i)於香港註冊成立之香格里拉國際飯店管理有限公司；(ii)於英屬維爾京群島註冊成立之Shangri-La International Hotel Management Limited及(iii)於香港註冊成立之香格里拉國際－中國管理有限公司組成之公司集團。該三家公司全部均為本公司之間接全資附屬公司；

「嘉里建設」	指	Kerry Properties Limited(嘉里建設有限公司*),一家於百慕達註冊成立之獲豁免有限公司,其股份在香港聯交所主板上市;
「嘉里建設集團」	指	嘉里建設及其附屬公司;
「嘉里建設決議案」	指	嘉里建設之獨立股東在嘉里建設之股東特別大會上通過有關批准該等合同及該等合同當中所述交易之決議案;
「郭氏集團」	指	由郭鶴年先生及/或其關聯權益所擁有或控制之公司;
「土地合同」	指	合資各方(代表合資公司)與賣方於二零零五年十月九日訂立,有關合資公司向賣方收購項目地塊之國有土地使用權轉讓合同;
「最後實際可行日期」	指	二零零六年一月十六日,即本通函付印前就確定本通函所載之若干資料之最後實際可行日期;
「上市規則」	指	香港聯交所證券上市規則;
「標準守則」	指	上市公司董事進行證券交易的標準守則,全文載於上市規則附錄十;
「新購股權計劃」	指	股東於二零零二年五月二十四日採納之新購股權計劃;
「甲方」	指	上海陸家嘴金融貿易區開發股份有限公司,一家根據中國法律成立之股份有限公司,其股份於上海證券交易所上市;
「乙方」	指	嘉里上海(浦東)有限公司,一家根據國際公司法1987於薩摩亞成立之公司,並由本公司間接全資擁有;

「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「香港聯交所」	指	香港聯合交易所有限公司；
「獨立董事委員會」	指	由全體獨立非執行董事組成之董事會獨立委員會，成員為Alexander Reid HAMILTON先生（委員會主席）、蘇慶贊先生及Timothy David DATTELS先生；
「獨立財務顧問」或「新百利」	指	新百利有限公司，一家根據證券及期貨條例可從事第1類（證券買賣）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團，亦為獨立董事委員會及獨立股東就該等合同之獨立財務顧問；
「獨立股東」	指	毋須在股東特別大會上就香格里拉決議案放棄投票之股東；
「合資合同」	指	合資各方於二零零五年十月九日訂立之有關成立合資公司之合資經營合同；
「合資各方」	指	甲方、乙方、丙方及丁方之統稱；
「合資公司」	指	上海浦東嘉里城房地產有限公司，根據合資合同將在中國成立之中外股本合資公司，其權益將由甲方、乙方、丙方及丁方分別按20%、23.20%、40.80%及16%之比例擁有；
「嘉里控股」	指	嘉里控股有限公司，一家於香港註冊成立之有限公司，根據證券及期貨條例所披露，於最後實際可行日期分別擁有本公司及嘉里建設已發行股本約43.04%及61.88%；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「2.5%指定限度」	指	上市規則第14A.32條設定之指定限度，根據上市規則14A章，超逾此指定限度之關連交易須經獨立股東批准；
「AG」	指	Allgreen Properties Limited，一家於新加坡註冊成立之有限公司，其股份於新加坡交易所上市；
「AG集團」	指	AG及其附屬公司；
「相聯法團」	指	具有證券及期貨條例第XV部所賦予之涵義；
「聯繫人」	指	具有上市規則所賦予之涵義；
「董事會」	指	本公司董事會；
「通函」	指	本通函，包括載於其中之附錄；
「本公司」或「香格里拉」	指	Shangri-La Asia Limited (香格里拉 (亞洲) 有限公司*)，一家於百慕達註冊成立之獲豁免有限公司，其股份於香港聯交所主板作第一上市及於新加坡交易所作第二上市；
「關連人士」	指	具有上市規則所賦予之涵義；
「關連交易」	指	具有上市規則所賦予之涵義；
「該等合同」	指	合資合同及注資協議之統稱；
「董事」	指	本公司董事；
「行政人員購股權計劃」	指	股東於一九九七年十二月十六日採納之行政人員購股權計劃；
「注資協議」	指	乙方、丙方及丁方就合資公司於二零零五年十一月三十日訂立之注資協議，目的是記錄乙方、丙方及丁方之間之協議，即倘若合資公司之總投資金額超過590,000,000美元，彼等均無責任進一步向合資公司或為其利益進行注資；

Produced by SNP Vite Limited　CR0512-004

目　錄

頁次

釋義 1

董事會函件 6

1. 緒言 6

2. 合資合同之詳情 7

3. 注資協議之詳情 10

4. 該等合同之財務影響 11

5. 收購項目地塊 12

6. 訂立該等合同之理由 14

7. 有關本公司、嘉里建設、AG、合資各方及賣方之資料 16

8. 上市規則之含義 17

9. 推薦建議 18

10. 要求以股數進行表決之程序 18

11. 一般資料 19

獨立董事委員會函件 21

新百利有限公司函件 23

附錄 － 一般資料 34

股東特別大會通告 43

此乃要件　請即處理

閣下對本通函任何內容或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有香格里格（亞洲）有限公司股份，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

（股份代號：00069）

有關在上海成立合資公司之關連交易

獨立董事委員會及獨立股東之獨立財務顧問



新百利有限公司

董事會函件載於本通函第6至20頁，而獨立董事委員會函件則載於本通函第21至22頁。載有獨立財務顧問致獨立董事委員會及獨立股東之意見書載於本通函第23至33頁。

香格里拉（亞洲）有限公司將於二零零六年二月十七日（星期五）上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東特別大會上提呈一項普通決議案，以批准本通函所載之事項。

召開股東特別大會之通告載於本通函第43至44頁，本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

* 僅供識別

二零零六年一月二十三日